Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

June 27, 2006
Our ref. No. PI 073

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice of Resolutions of 2006 Ordinary Meeting of Shareholders**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

RECEIVED
2006 JUN 30 P 2:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 27, 2006

[Translation]

Notice of Resolutions of 2006 Ordinary General Meeting of Shareholders

Dear Shareholders,

This is to notify you that the following matters were reported or resolved at the ordinary general meeting of the shareholders of Mitsubishi Corporation held today.

Matters for Reporting

1. Report on the consolidated and non-consolidated balance sheets as of March 31, 2006, consolidated and non-consolidated statements of income for fiscal 2006 (from April 1, 2005 to March 31, 2006) and business report for the same year.
2. The audit reports of the independent auditors and Board of Corporate Auditors concerning the consolidated financial statements.

Matters for Resolution

1. To approve the proposed appropriations of earnings for fiscal 2006
2. To amend in part the Articles of Incorporation
3. To elect 18 Directors
4. To grant stock acquisition rights as stock options
5. To grant remuneration to a retiring Director
6. To revise remuneration for Directors and Corporate Auditors

ATTACHMENT

DIRECTORS AND CORPORATE AUDITORS

As of June 27, 2006

Chairman of the Board	Mikio Sasaki
President, CEO	Yorihiko Kojima
Director	Takeru Ishibashi, Yukio Ueno, Hidetoshi Kamezaki, Takeshi Inoue, Ichiro Mizuno, Masao Miyamoto, Hisanori Yoshimura, Haruo Matsumoto, Yoshikuni Kanai, Hajime Katsumura, Mutsumi Kotsuka, Masaaki Seita, Takashi Nishioka, Ichiro Taniguchi, Tatsuo Arima, Tomio Tsutsumi
Senior Corporate Auditor	Yuzo Shinkai
Corporate Auditor	Shigemitsu Miki, Koukei Higuchi, Shigeru Nakajima, Kiyoshi Fujimura

Notes: 1. Directors total 18
Corporate Auditors total 5 (including Senior Corporate Auditor)
2. Representative Directors are underlined.

Additionally, Executive Officers as of June 27, 2006 are as follows.

President, CEO	Yorihiko Kojima
Senior Executive Vice President	Takeru Ishibashi, Yukio Ueno, Hidetoshi Kamezaki, Takeshi Inoue, Ichiro Mizuno
Executive Vice President	Masao Miyamoto, Hisanori Yoshimura, Haruo Matsumoto, Yoshikuni Kanai, Hajime Katsumura, Masatoshi Nishizawa, Tsunao Kijima, Mutsumi Kotsuka, Ryoichi Ueda, Koichi Komatsu, Masahide Yano, Masaaki Seita
Senior Vice President	Hiroshi Mino, Yoshiaki Katayama, Hideshi Takeuchi, Seiji Kato, Ken Kobayashi, Kazumi Yoshimura, Motonobu Teramura, Hideyuki Nabeshima,Tsuneo Iyobe, Jun Yanai, Hideto Nakahara, Shosuke Yasuda, Osamu Komiya, Tetsuyuki Nagano, Nobuaki Kojima, Akira Fujii, Seiei Ono, Takahisa Miyauchi, Jun Kinugawa, Tetsuro Kuwabara, Masayuki Mizuno, Hiroyuki Tarumi, Seiji Shiraki, Sumio Ariyoshi, Tetsuro Terada, Minoru Takei, Jun Ikeda

Note: Directors are underlined.

ARTICLES OF INCORPORATION

OF

MITSUBISHI CORPORATION

(Amended as of June 27, 2006)

CHAPTER I General Provisions

ARTICLE I (Name of the Company)

The name of the Company shall be Mitsubishi Shoji Kabushiki Kaisha. It shall be written in English as Mitsubishi Corporation or Mitsubishi Shoji Kaisha, Limited.

ARTICLE II (Objectives of the Company)

The Company shall operate the following lines of business:

1. Purchase, sale and trading of the following commodities:
   a. Coal, petroleum, gas, and other fuels and products processed therefrom.
   b. Iron, non-ferrous metals and products processed therefrom, as well as ores and minerals.
   c. Machinery, mechanical devices, appliances and instruments (including meters and medical equipment), vehicles, ships and aircraft as well as parts and accessories therefor.
   d. Food, liquor and other beverages, oil bearing seeds, oil and fats, resins, tobacco, salt, and other agricultural, marine, forestry, livestock and natural products as well as products processed therefrom.
   e. Fertilizers, feed-stuffs, and raw materials therefor.
   f. Textiles and raw materials therefor.
   g. Lumber, lumber products as well as cement, glass and other ceramics.
   h. Chemical products, cosmetics, high pressure gas and drugs (including medical supplies, quasi-drugs, poisons, drastic medicines, gun powder

and detonators, etc.) and raw materials therefor.

i. Rubber, hide and leather, pulp, paper, and products processed therefrom, as well as accessories and general merchandise.

2. Development, exploration, production, manufacturing, processing, waste treatment, recovery and recycling of the commodities mentioned in the preceding item, and forestry, as well as contracting therefor.
3. Repair, installation and erection, leasing, and maintenance of machinery, mechanical devices, appliances and instruments, vehicles, ships, and aircraft as well as parts and accessories therefor.
4. Acquisition, development planning, maintenance and sale of intangible property rights such as industrial property rights, copyrights, know-how, various kinds of systems engineering and other software.
5. Greenhouse gas emission trading
6. Business relating to gathering, processing and supplying information.
7. Telecommunications, broadcasting, advertising as well as publishing and printing business.
8. Management of medical health facilities, hotels and other lodging facilities, sport facilities, theaters, restaurants as well as travel business.
9. Business relating to planning and management of events.
10. Construction business as well as planning, research, surveying, designing and supervising of construction works.
11. Purchase and sale, lease and management of real property.
12. Business relating to the generation and supply of electricity.
13. Financial business such as purchase and sale of negotiable instruments, loans, purchase and sale of claims, guaranteeing and underwriting of obligations, and purchase and sale of foreign exchange, etc.
14. Business relating to distribution of and advice on commodity investment.
15. Temporary personnel placement service.
16. Purchase and sale of used commodities.
17. Warehousing business.

18. Land, marine and air transportation and forwarding business.
19. Agent, broker and wholesaler of the preceding items.
20. Non-life insurance business, Non-life insurance agency, insurance agency under the Automobile Liability Security Law in Japan and life insurance solicitation-related activities.
21. Consulting in respect of preceding items.
22. All undertakings in connection with those lines of business mentioned in the preceding items.

ARTICLE III (Location of Head Office)

The head office of the Company shall be situated at Chiyoda-ku, Tokyo, Japan.

ARTICLE IV (Organizational Bodies)

The Company shall have the following organizational bodies in addition to the general meeting of shareholders and Directors.

1. Board of Directors
2. Corporate Auditors
3. Board of Corporate Auditors
4. Independent Auditors

ARTICLE V (Method of Public Notices)

Public notices of the Company shall be made by method of electronic notifications.

If electronic notification cannot be implemented due to accidents or other unavoidable causes, public notices shall be placed in the gazette or Nihon Keizai Shimbun published in Tokyo.

CHAPTER II Shares

ARTICLE VI (Total Number of Shares)

The total number of shares authorized to be issued by the Company shall be two thousand five hundred million (2,500,000,000) shares.

ARTICLE VII (Acquisition of Treasury Shares)

The Company may purchase (referring to "purchasing" provided for in the Corporate Law, Article 165, Paragraph 2) treasury shares through market transactions, etc. based on a resolution of its Board of Directors.

ARTICLE VIII (Issuance of Share Certificates)

The Company shall issue certificates of its shares.

ARTICLE IX (Number of shares constituting One Unit, non-issuance certificates indicating fractions of One Unit and the additional purchase of certificates indicating fractions of One Unit)

The number of shares which will constitute one unit of the shares of the Company ("Unit Stock") shall be one hundred (100) shares.

Notwithstanding the provision in the preceding Article, the Company shall not issue share certificates indicating Fractional Shares less than One Unit of Stock, unless the Company deems such issuance necessary.

A shareholder (herein including any beneficial shareholder) may ask the Company to sell its shares constituting One Unit in exchange for fractions of One Unit stock which, when added, constitute One Unit.

ARTICLE X (Rights of Shareholders Holding Fractions of One Unit of Stock)

A shareholder of the Company cannot exercise any rights other than those shown hereunder for his or her fractions of shares of less than One Unit of Stock:

1. Rights shown in the Corporate Law, Article 189, Paragraph 2, items thereof.
2. Rights to request acquisition of shares combined with acquisition claims.
3. Rights to receive allotment of owner-invited shares or owner-invited Stock Acquisition Rights.
4. Rights to make requests as provided for in the preceding Article, Paragraph 3.

ARTICLE XI (Denominations of Share Certificates)

Denominations of share certificates to be issued by the Company shall be decided by resolution of the Board of Directors.

ARTICLE XII (Transfer Agent)

The Company shall have a transfer agent.

The transfer agent and its office at which the Company shares are handled shall be determined by the Board of Directors, and shall be announced by public notices.

Maintaining and custody of the register of shareholders (herein including the register of beneficial shareholders), the original register of Stock Acquisition Rights and the lost share certificate register of the Company shall be entrusted to the transfer agent, and the Company shall not implement these activities.

ARTICLE XIII (Handling of Shares)

The procedures and the fees in connection with the handling of shares, including the entry or record in the register of shareholders, the lost share

certificate register and the original register of Stock Acquisition Rights, and the purchase and additional purchase by the Company of fractional shares of less than One Unit stock, shall be decided by the Board of Directors taking into consideration general practices.

ARTICLE XIV (Record Date)

The Company shall deem any shareholder entered or recorded in the register of shareholders as of the close of business on the last day of each business year to be a shareholder who is entitled to exercise his or her rights as a shareholder at the ordinary general meeting of shareholders concerning such business year.

Unless otherwise provided for in the preceding paragraph or elsewhere in the Articles of Incorporation, the Company may, whenever necessary, by resolution of the Board of Directors and by giving prior public notice, deem any shareholder or pledgee entered or recorded in the register of shareholders as of the close of business on a specified date to be a shareholder or pledgee who is entitled to exercise his or her rights as a shareholder or pledgee.

CHAPTER III General Meeting of Shareholders

ARTICLE XV (Convening of General Meeting of Shareholders)

An ordinary general meeting of shareholders shall be convened in June of each year, and an extraordinary general meeting of shareholders shall be convened from time to time, whenever necessary.

ARTICLE XVI (Chairman)

The President and Chief Executive Officer shall convene a general meeting of shareholders and shall assume its chairmanship. In case, however, the President and Chief Executive Officer is prevented by unavoidable circumstances from so acting, or in case the post of the President and Chief

Executive Officer is vacant, one of the other Directors shall act in his stead, according to the order as decided by the Board of Directors.

ARTICLE XVII (Exercise of Voting Right by Proxy)

A shareholder may appoint another shareholder (one person only) having voting rights to be his or her proxy in order to exercise his or her voting rights.

ARTICLE XVIII (Internet-based Disclosure of Reference Data for General Meeting of Shareholders)

In convening a general meeting of shareholders, the Company may deem to have supplied information about matters to be stated or indicated in reference-documents for the general meeting, business reports, financial statements and consolidated financial statements to shareholders, by disclosing the information via an Internet-used method in accordance with applicable laws and ordinances.

ARTICLE XIX (Resolution)

A special resolution by a general meeting of shareholders (which refers to a resolution stipulated in the Corporate Law, Article 309, Paragraph 2) shall be adopted when, at a general meeting of shareholders where shareholders with voting rights surpassing 1/3 of the aggregate voting rights of the total shareholders capable of exercising such rights are present, it is approved by a vote of 2/3 or more of the voting rights present.

All resolutions other than those provided for in the preceding paragraph shall be adopted by a majority vote of the shareholders present, unless otherwise provided for by laws or ordinances or by the Articles of Incorporation.

CHAPTER IV Directors, Board of Directors and Executive Officers

ARTICLE XX (Election of Directors)

Directors shall be elected by resolutions of a general meeting of shareholders.

With respect to resolutions for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of total voting rights of qualified shareholders shall be required.

Resolutions for the election of Directors shall not be conducted by cumulative voting.

ARTICLE XXI (Term of Office of Directors)

The term of office of each of the Directors shall expire at the close of the ordinary general meeting of shareholders held for the last business year that ends within one year from assumption of office.

ARTICLE XXII (Representative Directors and Directors in Title)

By resolution of the Board of Directors, Representative Directors shall be elected.

Each of the Representative Directors shall represent the Company severally and shall administer the affairs of the Company in accordance with resolutions of the Board of Directors.

By resolutions of the Board of Directors, the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, and the President and Chief Executive Officer may be elected.

ARTICLE XXIII (Convening of Meetings of the Board of Directors)

The Chairman of the Board of Directors shall convene a meeting of the Board of Directors and shall assume its chairmanship. In case, however, the Chairman of the Board of Directors is prevented by unavoidable circumstances from so acting, or in case the post of the Chairman of the Board of Directors is vacant,

one of the other Directors shall act in his stead, according to the order as decided by the Board of Directors.

Each of the Directors and Corporate Auditors shall be notified of a meeting of the Board of Directors at least three (3) days before the date set for such meeting.

ARTICLE XXIV (Omission of Resolution by the Board of Directors)

If a Director submits a proposal regarding a matter, which is the subject of a resolution by the Board of Directors, and if all of the Directors indicate their consent to the said proposal, either in writing or in electronic form (excluding instances of opposition to such proposal by a Corporate Auditor), the Company shall deem such proposal as having been approved by the Board of Directors .

ARTICLE XXV (Remuneration for Directors)

Remuneration for Directors (refers to remuneration stipulated in the Corporate Law, Article 361) shall be decided by resolution of a general meeting of shareholders.

ARTICLES XXVI (Reduction in Liabilities of Directors)

The Company may exempt Directors from their liabilities to the extent permitted by law and ordinances, pursuant to a resolution by the Board of Directors (refers to a resolution based on the Corporate Law, Article 426, Paragraph 1).

The Company may conclude an agreement with its external directors on limiting his or her liabilities to the higher of the following two amounts: a preset sum above ¥10 million or a sum fixed by laws or ordinances (refers to an agreement based on the Corporate Law, Article 427, Paragraph 1).

ARTICLES XXVII (Executive Officers)

By resolution of the Board of Directors, Executive Officers, to carry out certain assigned duties of the Company, may be appointed.

By resolution of the Board of Directors, the President and Chief Executive Officer may be elected from among the Representative Directors, and the Senior Executive Vice Presidents, Executive Vice Presidents and other Executive Officers may be elected.

CHAPTER V Corporate Auditors and Board of Corporate Auditors

ARTICLE XXVIII (Election of Corporate Auditors)

Corporate Auditors shall be elected by resolution of a general meeting of shareholders.

With respect to a resolution for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of the total voting rights of qualified shareholders shall be required.

ARTICLE XXIX (Term of Office of Corporate Auditors)

The term of office of each of the Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held for the last business year that ends within four year from assumption of office.

ARTICLE XXX (Full-time Corporate Auditors and Senior Corporate Auditors)

Full-time Corporate Auditors shall be elected by the Board of Corporate Auditors from among the Corporate Auditors, and Senior Corporate Auditors may be elected from among the full-time Corporate Auditors.

ARTICLE XXXI (Convening of Meetings of the Board of Corporate Auditors)

Each of the Corporate Auditors shall be notified of a meeting of the Board of Corporate Auditors at least three (3) days before the date set for such meeting.

ARTICLE XXXII (Remuneration for Corporate Auditors)

Remuneration for Corporate Auditors (refers to remunerations, etc. provided for in the Corporate Law, Article 387) shall be decided by resolution of a general meeting of shareholders.

ARTICLE XXXIII (Reduction in Liabilities of Corporate Auditors)

The Company may exempt its Corporate Auditors from their liabilities within the limit of laws and ordinances based on a resolution of the Board of Directors (refers to a resolution pursuant to the Corporate Law, Article 426, Paragraph 1).

The Company may conclude an agreement with its External Auditor on limiting his or her liabilities to the higher of the following two amounts: a preset sum above ¥10 million or a sum fixed by laws or ordinances (refer to an agreement based on the Corporate Law, Article 427, Paragraph 1).

CHAPTER VI Accounts

ARTICLE XXXIV (Business Year)

The business year of the Company shall begin on April 1 of each year and end on March 31 of the following year.

ARTICLE XXXV (Dividends Based on Surplus)

The Company may, by resolution of a general meeting of shareholders, distribute dividends to those shareholders or pledgees who are entered or

recorded in the register of shareholders as of the close of business on the last day of each business year.

In addition to the arrangement in the preceding paragraph, the Company may, by a resolution of the Board of Directors, pay interim dividends to those shareholders or pledgees who are entered or recorded in the register of shareholders as of the close of business on September 30 of each year.

ARTICLE XXXVI (Period of Exclusion of Payment of Dividends and Interim Dividends)

If dividends or interim dividends are not received within three (3) full years from the date of commencement of payment thereof, the Company shall be relieved of the obligation to pay such dividends or interim dividends.

(Attached document to the Notice of 2006 Ordinary General Meeting of Shareholders)

REPORT FOR FISCAL 2006

April 1, 2005 through March 31, 2006

Mitsubishi Corporation

Notes: This Report is an unofficial translation of the Japanese language original version, and is provided for your convenience only, without any warranty as to its accuracy or as to the completeness of the information. The Japanese original version of the report is the sole official version.

Contents

	Page
Business Report	**2**
1.Review of Operations	
Summary of Operating Results for Mitsubishi Corporation Group	**2**
Key Themes for the Mitsubishi Corporation Group	**9**
Internal Control System	**12**
Operating Results and Financial Position	**15**
2.General Information about Mitsubishi Corporation	
Major Lines of Business of the Mitsubishi Corporation Group	**16**
Stock Information	**16**
Stock Acquisition Rights	**17**
Principal Shareholders	**23**
Major Lenders	**23**
Office Network of the Mitsubishi Corporation Group	**24**
Number of Employees	**24**
Status of Major Consolidated Subsidiaries and Affiliated Companies	**25**
Directors and Corporate Auditors	**26**
Directors' and Corporate Auditors' Remuneration	**27**
Executive Officers	**28**
Details of Fees to Independent Auditors	**29**
Consolidated Balance Sheets	**30**
Consolidated Statements of Income	**32**
(Reference) Segment Information	**37**
(Reference) Consolidated Statements of Cash Flows	**38**
Independent Auditors' Report (Copy)	**39**
Audit Report of the Board of Corporate Auditors (Copy)	**40**
Non-Consolidated Balance Sheets	**41**
Non-Consolidated Statements of Income	**42**
Proposed Appropriations of Retained Earnings	**48**
Independent Auditors' Report (Copy)	**49**
Audit Report of the Board of Corporate Auditors (Copy)	**51**

Notes:

1. This Report relates to the Mitsubishi Corporation Group (April 1, 2005 through March 31, 2006) based on the Japanese Commercial Code.
2. The "Mitsubishi Corporation Group" and the "Group" in this business report refer to a corporate group, as stipulated in Article 105-2 of the enforcement regulations of the Commercial Code of Japan.

Business Report (April 1, 2005 through March 31, 2006)

1. Review of Operations

Summary of Operating Results for Mitsubishi Corporation Group

General Operating Environment

In fiscal 2006, the global economy maintained a growth trajectory, supported by economic expansion in industrialized nations and high growth in China, India and certain other countries. The past year also saw natural resource and energy prices remain at high levels. In the U.S., consumer spending and housing investment grew strongly as employment continued to trend upward. These factors, together with a large rise in capital expenditures centered on information systems and related areas, helped the U.S. economy to continue expanding. EU nations, meanwhile, maintained a moderate growth path as a whole due mainly to rising exports. There was, however, some variation from country to country.

In China, the high pace of growth continued, with exports posting another big increase. Construction and capital expenditures also continued to increase significantly despite the government's fiscal tightening measures. In other countries in Asia, there was a slight slowdown in both internal and external demand due to the high price of crude oil and lackluster IT markets. However, Asian economies tended toward recovery in the fiscal year's second half, driven mainly by external demand.

The Japanese economy achieved powerful economic expansion balanced between internal and external demand. Consumer spending was supported by rising employment and wages, and strong corporate earnings fueled robust capital expenditures. There was also an upturn in exports, which had temporarily slowed; growth was most noticeable in exports to China and the U.S. Amid these trends, the economy clearly broke away from the grip of deflation, as demonstrated by initial steps taken by the Japanese government to normalize monetary policy as it abandoned its quantitative easing policy.

Consolidated Results

1. Summary of Fiscal 2006 Results

In fiscal 2006, consolidated operating transactions totaled 19,067.2 billion yen, up 1,934.4 billion yen, or 11.3%, from the previous fiscal year. This growth reflected the contributions of newly consolidated companies and steady growth at Metal One Corporation. Gross profit increased 173.7 billion yen, or 19.8%, to 1,051.5 billion yen due to higher earnings in the coking coal business, continuing favorable market conditions for steel products and petroleum-related products, and the consolidation of a food-related company.

Selling, general and administrative expenses increased due mainly to the inclusion of newly consolidated subsidiaries. However, dividend income increased due mainly to higher dividends from investments related to energy. The gain (loss) on marketable securities and investments-net improved markedly mainly due to the recovery of a goodwill impairment loss on investment in LAWSON, INC. and other impairment losses on marketable securities in the previous fiscal year.

As a result, income from consolidated operations before income taxes increased 268.6 billion yen, or 128.0%, to 478.4 billion yen.

Net equity in earnings of affiliated companies increased 21.9 billion yen, or 22.6%, to 119.0 billion yen mainly due to higher earnings at energy and metal resource-related companies.

As a result, net income was almost double the previous fiscal year at 350.0 billion yen, as Mitsubishi Corporation eclipsed its record result of fiscal 2005.

2. Operating Segment Information

Operating Transactions by Operating Segment (Excludes inter-segment transactions)

(Millions of yen)

Operating Segments	Fiscal 2006		Fiscal 2005		Change	
	Amount	Share (%)	Amount	Share (%)	Amount	Change (%)
New Business Initiative	231,574	1.2%	245,649	1.4%	(14,075)	(5.7%)
Energy Business	4,524,941	23.7%	4,321,350	25.2%	203,591	4.7%
Metals	4,181,131	21.9%	3,435,300	20.1%	745,831	21.7%
Machinery	3,349,762	17.6%	2,765,204	16.1%	584,558	21.1%
Chemicals	1,940,335	10.2%	1,899,716	11.1%	40,619	2.1%
Living Essentials	4,785,136	25.1%	4,444,158	25.9%	340,978	7.7%
Adjustments and Eliminations, Other	54,274	0.3%	21,327	0.2%	32,947	154.5%
Total	19,067,153	100.0%	17,132,704	100.0%	1,934,449	11.3%

(Amounts are rounded to the nearest million yen)

Notes: Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan.

Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Net Income by Operating Segment

(Millions of yen)

Operating Segments	Fiscal 2006		Fiscal 2005		Change	
	Amount	Share (%)	Amount	Share (%)	Amount	Change (%)
New Business Initiative	19,390	5.5%	12,260	6.7%	7,130	58.2%
Energy Business	75,061	21.4%	45,835	25.1%	29,226	63.8%
Metals	135,780	38.8%	48,239	26.5%	87,541	181.5%
Machinery	70,350	20.1%	55,398	30.4%	14,952	27.0%
Chemicals	19,595	5.6%	18,110	9.9%	1,485	8.2%
Living Essentials	48,571	13.9%	44,864	24.6%	3,707	8.3%
Adjustments and Eliminations, Other	-18,702	-5.3%	(42,337)	(23.2%)	23,635	-
Total	350,045	100.0%	182,369	100.0%	167,676	91.9%

(Amounts are rounded to the nearest million yen)

(1) New Business Initiative Group

The New Business Initiative Group posted net income of 19.4 billion yen, up 7.1 billion yen, or 58.2%, from the previous fiscal year. This partly reflected capital gains from investment activities. In addition, earnings benefited from strong performances at

overseas securities and fund investment subsidiaries; credit card and other finance affiliates; and affiliated companies engaged in insurance, healthcare, mobile phone sales and other businesses. Also contributing to higher segment earnings was the sale of a partial stake in an affiliated company following its initial public offering.

(2) Energy Business Group

The Energy Business Group posted net income of 75.1 billion yen, a substantial increase of 29.2 billion yen, or 63.8%, over fiscal 2006. This reflected higher dividend income and earnings from consolidated subsidiaries and equity-method affiliates engaged in natural resource development and production, the result of rising crude oil prices and the accompanying increase in natural gas prices. In addition, gross profit increased due to strong utility feedstock, LPG and other transactions at the parent company. Gross profit at resource sales companies increased due to rising prices for crude oil.

(3) Metals Group

The Metals Group posted net income of 135.8 billion yen, up 87.5 billion yen, or 181.5%, from the previous fiscal year. This was mainly attributable to a substantial increase in earnings at a subsidiary engaged in coal operations in Australia due to sharply higher coal prices. Furthermore, Metal One posted strong results due to the continuation from the previous year of robust market conditions. Higher dividend income and earnings from consolidated subsidiaries and equity-method affiliates engaged in metal resources-related businesses, a reflection of soaring copper, aluminum and iron ore prices, also contributed to the large increase in segment earnings.

(4) Machinery Group

The Machinery Group posted net income of 70.4 billion yen, up 15.0 billion yen, or 27.0%, from the previous fiscal year. Gross profit increased at the parent company due to higher transactions in the housing development and plant businesses. In addition, taxes decreased because of the write off of Iraq trade receivables. Gains on the sales of marketable securities also contributed to the segment's higher earnings. Furthermore, earnings increased on shipping-related transactions due to buoyant maritime shipping market conditions. In North America, earnings growth was paced by strong performance of IPP businesses.

(5) Chemicals Group

The Chemicals Group posted net income of 19.6 billion yen, up 1.5 billion yen, or 8.2%, from the previous fiscal year. Parent company gross profit, mainly representing

petrochemicals transactions, was largely unchanged from the previous year. Segment earnings as a whole were lifted by gains on the sales of marketable securities at the parent company and other factors. Further earnings growth was hampered by a decline in earnings mainly due to plant maintenance costs at an equity-method affiliate in Malaysia.

(6) Living Essentials Group

The Living Essentials Group posted net income of 48.6 billion yen, up 3.7 billion yen, or 8.3%, from fiscal 2005. Gross profit at the parent company declined in food transactions. However, overall segment earnings rose due to the transfer of LAWSON-related operations from the New Business Initiative Group as well as to solid performances at food and general-merchandise-related companies.

Capital Expenditures

The main component of capital expenditure in fiscal 2006 was an investment of approximately ¥43.0 billion by Mitsubishi Development Pty., Ltd. (MDP), mainly for maintaining existing production facilities. A wholly owned subsidiary of Mitsubishi Corporation, MDP conducts a coal mining and sales business in Australia.

Furthermore, construction began in January 2004 on a head office building to replace Mitsubishi Corporation's Marunouchi Office on the site of the former Mitsubishi Shoji Building Annex in Marunouchi, Chiyoda Ward, Tokyo. Mitsubishi Corporation moved into this new headquarters in May this year following completion of construction. Costing a total of approximately ¥31.5 billion, the Mitsubishi Shoji Building, as it is known, has a total floor area of about 60,000m^2.

Issuance of Corporate Bonds

The Group issues bonds as necessary as the primary means of procuring funds. During fiscal 2006, Mitsubishi Corporation issued yen-denominated straight bonds twice totaling ¥20.0 billion. Furthermore, Mitsubishi Corporation Finance PLC, a wholly owned Mitsubishi Corporation subsidiary based in the U.K., issued bonds totaling ¥22.3 billion as part of its euro medium-term note program.

Actions Concerning Mitsubishi Motors Corporation

In May 2004, Mitsubishi Motors Corporation (MMC) announced a three-year Business Revitalization Plan. Subsequently, in January 2005, MMC announced sweeping revisions to this plan by unveiling a new plan called the Mitsubishi Motors Revitalization Plan. After conducting due diligence and other analysis of this plan,

Mitsubishi Corporation decided to supply additional equity of ¥70.0 billion in March 2005 based on a request from MMC. Moreover, in January 2006 Mitsubishi Corporation invested ¥30.0 billion to purchase additional MMC preferred shares.

In addition to having direct dealings with MMC, Mitsubishi Corporation conducts businesses with this automaker mainly overseas, such as automobile-related distribution and sales businesses in Asia and finance businesses in Europe. As a business partner, Mitsubishi Corporation is determined to continuously support MMC's efforts to achieve a successful outcome to its business revitalization plan.

Investment in Sakhalin II Project

Mitsubishi Corporation, with Royal Dutch/Shell Group and Mitsui & Co., Ltd., is participating in the Sakhalin II Project, an LNG and crude oil development project in Sakhalin, Russian Federation, through Sakhalin Energy Investment Co., Ltd., in which it has a 20% stake. The project began first-stage development activities with the commencement of oil production in July 1999, and a final investment decision for stage-two development activities (annual production of crude oil and LNG production) was made in May 2003.

The total required funds for the second-stage development were estimated at approximately US$10.0 billion at the time of the final investment decision. However, after a detailed technical review, the cost is now estimated at approximately US$20.0 billion due to changes in facility design, construction delays, rising global prices for fuel and steel products, spiraling labor costs and increasing environmental expenditures. Sakhalin Energy Investment submitted documents concerning the total development costs to the Russian government in September 2005.

As of March 31, 2006, approximately 70% of the construction work on the project had been completed. Mitsubishi Corporation is determined to continue doing its utmost to bring this project to fruition by cooperating with Sakhalin Energy Investment and other shareholders.

Sale of Diamond City Shares (Significant Subsequent Event)

On May 1, 2006, Mitsubishi Corporation responded to a tender offer by AEON Co., Ltd. by selling 8,666 thousand shares of the 10,466 thousand shares (27.4% stake) it held in Diamond City Co., Ltd. for ¥47.7 billion. Diamond City, which leases and operates shopping centers, was established as a joint venture by Mitsubishi Corporation and AEON in 1969. Diamond City has been excluded from the scope of consolidation as an

equity-method affiliate since Mitsubishi Corporation's shareholding dropped to 4.7% following the sale of shares.

Mitsubishi Corporation plans to record gains on the sale of these shares of ¥47.4 billion and ¥38.5 billion on a non-consolidated and consolidated basis, respectively, for the fiscal year ending March 31, 2007.

Social Contribution Activities

Mitsubishi Corporation has continuously conducted social contribution activities in Japan and overseas for many years in a wide variety of fields, ranging from the global environment and welfare, education to culture, arts. These activities have been guided by a philosophy of conducting wide-ranging activities from a global standpoint with a commitment to being a good corporate citizen. Mitsubishi Corporation has continuously run the Friendship Camp for Mothers and Children since 1974 and conducted other initiatives. In fiscal 2006, Mitsubishi Corporation launched a Global Marine Research Project with the aims of protecting coral reefs and developing restoration technologies. In addition, Mitsubishi Corporation put in place a system to support the active participation of employees in volunteer activities.

Key Themes for the Mitsubishi Corporation Group

The world economy is expected to continue gaining strength as a whole, while the Japanese economy is expected to continue expanding for the time being on the back of domestic demand, as it breaks free from the grip of deflation. The U.S. economy is forecast to maintain a firm growth course, although there are some uncertainties such as signs of an end to the latest housing boom and ballooning budget and trade deficits. High growth rates are expected to continue in the so-called BRICs nations (Brazil, Russia, India and China), the Middle East and certain other countries and regions.

Against this backdrop, Mitsubishi Corporation is executing various initiatives under INNOVATION 2007—Opening Up A New Era, a four-year management plan launched in fiscal 2005. These actions are being taken in line with the three basic concepts of this plan—Grasp Change and Open Up A New Era for MC, Develop Human Assets, and Reinforce Internal Systems—toward realizing Mitsubishi Corporation's vision of being "a new industry innovator."

"A new industry innovator means leveraging the Company's participation in all manner of industries on a global basis, one of Mitsubishi Corporation's defining strengths. The objectives are to create new businesses for the future as well as to create new paradigms by changing industries based on market needs. In this way, the Company will help customers and contribute widely to industries and society at large."

The plan envisions a triple jump growth process—"hop," "step" and "jump." The first two stages, "hop" and "step," are each two-year periods. During the "hop" stage, which covers fiscal 2005 and 2006, Mitsubishi Corporation placed emphasis on the strengthening of management systems, actions to develop growing businesses and the development of human resources. During the "step" period, which began in April 2006, Mitsubishi Corporation plans to make substantial investments to drive further growth in the years ahead.

When INNOVATION 2007 was formulated, Mitsubishi Corporation set the goal of creating an operating framework that enables the Company to consistently achieve consolidated net income of at least 200.0 billion yen during the "jump" stage. However, in light of its performance in fiscal 2006 and forecasts, Mitsubishi Corporation is now determined to deliver consolidated net income of at least 400.0 billion yen during the "jump" period, provided there is no major change in the current economic environment.

1. Grasp Change and Open Up A New Era for MC
(Medium- to Long-term Growth Strategy)

1) From the perspective of strengthening core businesses, Mitsubishi Corporation's strategy is to concentrate resources in areas that are expected to grow and where it can leverage its strengths. These areas include natural gas, crude oil resources, metal resources, automobile operations, IPP business, resource-based chemicals, foods (commodity), foods (products), financial services, and medical and nursing care-related businesses.

In fiscal 2006, Mitsubishi Corporation made substantial investments in LNG project in Sakhalin, Russian Federation, Australian coal operations, overseas IPP businesses, food-related businesses and in other core businesses.

2) In terms of efforts targeting future strategic fields, in April 2005 Mitsubishi Corporation established the Innovation Center. This center is coordinating and promoting the innovation strategy of the Mitsubishi Corporation Group as a whole. Activities include initiatives in nanotechnology, environmental and other new fields, as well as support for businesses that straddle multiple business groups.

3) Mitsubishi Corporation regards the BRICs countries, which are enjoying remarkable economic growth, as well as the Middle East and certain other regions, as strategic regions. Underscoring this stance, the Company is strengthening activities in these regions organizationally and in terms of human resources and other aspects.

2. Develop Human Assets
(Motivate Employees and Enhance Their Business Sensitivity)

Mitsubishi Corporation is putting in place personnel systems and creating the environment for nurturing and retaining human resources needed to support growth and for motivating employees further. As part of these efforts, in April 2006, Mitsubishi Corporation established the HRD (Human Resources Development) Center. This center is overseeing in an integrated manner all measures to develop human resources on a global and consolidated basis.

3. Reinforce Internal Systems
(Continuously Strengthen the Management System)

Mitsubishi Corporation has a corporate auditor system. In addition to maintaining organizations and governance systems required by law, Mitsubishi Corporation is improving and strengthening other elements of corporate governance, by appointing

outside directors, establishing the post of executive officer and setting up advisory committees. Moreover, Mitsubishi Corporation continues to make progress in building and fortifying its internal control system, thus ensuring that business activities are conducted properly in conformity with laws and its Articles of Incorporation (See page 12－14 for a discussion of Mitsubishi Corporation's internal control system).

Through the aforementioned actions, Mitsubishi Corporation is further strengthening its management system to underpin its growth strategy and enhance management of the Group.

Mitsubishi Corporation's business environment is undergoing rapid and dynamic change. However, Mitsubishi Corporation is determined to transform change into growth to create a company that wins recognition from shareholders, customers and all other stakeholders and realizes its vision of being "a new industry innovator" that contributes to society.

Internal Control System

Mitsubishi Corporation is building and operating an internal control system, as discussed below, so as to ensure that business activities are conducted properly and in conformity with laws and its Articles of Incorporation. Efforts are ongoing to reform and improve this system.

Efficient Business Execution

The president delineates basic management policies and sets specific management goals. At the same time, the president formulates management plans and regularly follows up on progress in achieving targets efficiently.

The organization is realigned and resources deployed as necessary so as to achieve management targets in the most efficient manner possible. Furthermore, the organizational chain of command is clearly laid out and authority delegated to managers and their staff of organizational bodies to the extent necessary to accomplish targets. These people are required to submit reports regularly.

Compliance

Compliance, which is defined as acting in compliance with laws, regulations and in conformity with social norms, is regarded as a matter of the highest priority in conducting business activities. Mitsubishi Corporation has formulated internal regulations, including a corporate philosophy, as well as a Code of Conduct, which specifies matters that all officers and employees must pay particular attention to in relation to compliance. Efforts are made to ensure that all officers and employees are familiar with these internal regulations and the Code of Conduct.

To promote compliance, Mitsubishi Corporation has established a cross-organizational framework headed by the Chief Compliance Officer. Under this framework, Mitsubishi Corporation also established an internal whistleblower system, is working to identify compliance problems and share information, and takes preventive and corrective measures such as offering relevant training.

Risk Management

Regarding risks associated with business activities, Mitsubishi Corporation has designated categories of risk and has established departments responsible for each category. Mitsubishi Corporation also has in place policies, systems and procedures for managing risk. Furthermore, Mitsubishi Corporation responds to new risks by

immediately designating a responsible department to manage such risks.

In regards to individual project, the person responsible for the applicable department makes decisions within the scope of its prescribed authority after analyzing and assessing the risk-return profile of each project in accordance with companywide policies and procedures. Projects are executed and managed on an individual basis in accordance with this approach.

In addition to managing risk on an individual project basis, Mitsubishi Corporation assesses risk for the Company as a whole with respect to risks that are capable of being monitored quantitatively and manages these risks properly, making reassessments as necessary.

Financial Reporting

To ensure the proper and timely disclosure of financial statements, Mitsubishi Corporation has appointed personnel responsible for financial reporting and prepares financial statements in conformity with regal requirements and accounting standards. These financial statements are released after being discussed and confirmed by the Disclosure Committee. Furthermore, to further enhance the credibility of financial reporting, work is under way to document, evaluate and improve processes for the preparation of financial statements with the goal of meeting the requirements of the United States' Sarbanes-Oxley Act of 2002.

Management and Storage of Information

Regarding information related to business activities, personnel responsible for managing business activities classify information individually in accordance with its degree of importance. These individuals also instruct users on the handling of this information. The aim is to ensure information security while promoting efficient administrative processing and the sharing of information.

Responsible personnel store for a predetermined period documents that must be stored by law and information that the Company specifies as important in terms of internal management. For all other information, responsible personnel determine the necessity and period for storage of information and store such information accordingly.

Ensuring Proper Business in Group Management

Mitsubishi Corporation specifies a responsible department for the oversight of each subsidiary and affiliate and quantitatively monitors business performance, management

efficiency and other operational aspects of each company every year. Efforts are also made to monitor qualitative issues such as compliance and risk management.

Mitsubishi Corporation demonstrates its commitment to making improvements to subsidiaries and affiliates by sending directors to sit on their boards, signing merger agreements, exercising its voting rights and in other ways. These actions are taken to raise the corporate value of the Mitsubishi Corporation Group.

Internal Auditing

Each organization takes responsibility for reviewing and improving its business activities on a regular basis. In addition, to more objectively review and evaluate the business activities of each organization, Mitsubishi Corporation conducts regular audits through an internal audit organization.

Corporate Auditors

Corporate auditors attend and express opinions at meetings of the Board of Directors and other important management meetings. In addition, corporate auditors gather information and conduct surveys, keeping channels of communication open with directors, employees and others who cooperate with these efforts.

If there is a risk of a certain level of financial loss or a major problem, the person responsible for the department concerned is required to immediately report to corporate auditors in accordance with predetermined standards and procedures.

To raise the effectiveness of audits conducted by corporate auditors, personnel are appointed to assist corporate auditors in carrying out their duties. Mindful of the need for independence, the opinions of corporate auditors are respected and other factors taken into consideration when evaluating and selecting people to assist them.

Operating Results and Financial Position

Mitsubishi Corporation Group Operating Results and Financial Position

(Millions of yen)

Item＼Fiscal Year	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006
Operating Transactions	13,328,721	15,177,010	17,132,704	19,067,153
Net Income	62,019	116,020	182,369	350,045
Total Shareholders' Equity	938,621	1,224,885	1,504,454	2,379,264
Basic Net Income per Share (yen)	39.60	74.11	116.49	215.38

(Amounts are rounded to the nearest million yen)

Notes:

1. The consolidated financial statements were prepared in conformity with terms, form and preparation methods of accounting standards generally accepted in the United States of America in accordance with Article 179-1 of the enforcement regulations of the Commercial Code of Japan.
2. Effective from fiscal 2005,.Mitsubishi Corporation has prepared consolidated balance sheet and consolidated statement of income prescribed by Article 19-2 of the "Law Concerning Special Measures Under the Commercial Code with Respect to Audit, etc., of Corporations (Kabushiki-kaisha)."
3. Figures for fiscal 2003 and 2004 have been restated to conform to the presentation of fiscal 2005 and 2006.

Non-consolidated Operating Results and Financial Position

(Millions of yen)

Item＼Fiscal Year	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006
Net Sales	9,332,087	8,990,665	9,961,909	11,078,516
Net Income	19,332	32,957	66,111	141,831
Shareholders' Equity	664,160	772,525	923,774	1,410,644
Basic Net Income per Share (yen)	12.30	20.92	42.11	87.07

(Amounts are rounded down to the nearest million yen)

2. **General Information About Mitsubishi Corporation** (As of March 31, 2006)

Major Lines of Business of the Mitsubishi Corporation Group

Mitsubishi Corporation's subsidiaries and affiliates are diverse organizations engaged in a wide variety of activities on a global scale. The Mitsubishi Corporation Group manufactures and markets a wide range of products, including energy, metals, machinery, chemicals and living essentials through its domestic and overseas networks. It also engages in natural resource development and project development. In addition, the Group provides various services by leveraging its basic *sogo shosha* functions—finance, information, logistics and marketing. Furthermore, it makes viable businesses out of new business models and new technologies in fields as diverse as the environment and medical and nursing care.

Stock Information

Number of shares authorized for issuance 2,500,000,000 shares

	Shares of common stock issued	Capital stock	Number of shareholders
As of March 31, 2005	1,567,399,508 shares	126,705,087,734 yen	65,298
Increase	119,947,937 shares	71,112,525,678 yen	93,223
As of March 31, 2006	1,687,347,445 shares	197,817,613,412 yen	158,521

Note: The increases in the number of issued shares and common stock are due to the exercise of stock options and bonds with stock acquisition rights during the fiscal year.

1 Unit Stock: 100 shares

Acquisition, Disposal and Holding of Treasury Stock (April 1, 2005 through March 31, 2006)

(1) Acquisition of shares:
Common stock 32,598 shares
Total cost of acquisition 67,509,407 yen

(2) Disposition of Treasury Stock:
Common stock 1,976 shares
Total amount disposed of 4,124,571 yen

(3) Holdings at March 31, 2005:
Common stock 1,099,179 shares

Notes:
1. The number of shares of common stock owned by the Company at March 31, 2005 was 1,068,557.
2. The above-mentioned shares acquired by the Company related to the purchase of fractional shares.
3. The above disposal is in line with the purchase of fractional shares less than one unit of stock.

Stock Acquisition Rights

1. Stock Acquisition Rights Outstanding at March 31, 2006

1) Stock Options (Stock Acquisition Rights)

Year Issued	Number of stock acquisition rights	Class and number of shares to be issued for the purpose of issuing stock acquisition rights	Issue price of stock acquisition rights	Price per share due upon exercise of stock acquisition rights (Exercise Price)	Exercise period
2001	132	132,000 shares of the Company's common stock	Issued in gratis	¥903	From June 30, 2002 through June 29, 2010
2002	945	945,000 shares of the Company's common stock	Issued in gratis	¥1,002	From June 29, 2003 through June 28, 2011
2003	613	613,000 shares of the Company's common stock	Issued in gratis	¥809	From June 28, 2004 through June 27, 2012
2004	1,108	1,108,000 shares of the Company's common stock	Issued in gratis	¥958	From June 28, 2005 through June 27, 2013
2005	1,167	1,167,000 shares of the Company's common stock	Issued in gratis	¥1,090	From June 25, 2006 through June 24, 2014
2006	12,790	1,279,000 shares of the Company's common stock	Issued in gratis	¥1,691	From June 25, 2007 through June 24, 2015

Notes: Stock subscription rights, which had been defined in Article 280-19, of the former Commercial Code of Japan, were superseded, and stock acquisition rights (*Shinkabu-Yoyaku-Ken*) were established by the "Partial Revision to the Commercial Code" (Law No. 128 of 2001). Accordingly, the stock subscription rights provided under the former Commercial Code are now shown above as stock acquisition rights.

2) Stock Acquisition Rights as Stock Options for a Stock-Linked Compensation Plan

Year Issued	Number of stock acquisition rights	Class and number of shares to be issued for the purpose of issuing stock acquisition rights	Issue price of stock acquisition rights	Price per share due upon exercise of stock acquisition rights (Exercise Price)	Exercise period
2006 (Issued Aug. 10, 2005)	2,998	299,800 shares of the Company's common stock	Issued in gratis	¥1	From August 11, 2005 through June 24, 2035

Note: In addition to the above, 63 stock acquisition rights were issued on March 17, 2006. However, these stock acquisition rights were all exercised during the fiscal year; none remained at March 31, 2006.

3) Bonds with Stock Acquisition Rights

Yen-Denominated Zero Interest Convertible Bonds with Acquisition Rights Due 2011 Issued in Fiscal 2003

Number of stock acquisition rights	Class and number of shares to be issued for the purpose of issuing stock acquisition rights	Issue price of stock acquisition rights	Price per share due upon exercise of stock acquisition rights (Conversion Price)	Exercise period
1,705	7,175,926 shares of the Company's common stock	Issued in gratis	¥1,188	From July 1, 2002 through June 3, 2011

2. Issuance of Stock Acquisition Rights on Specially Favorable Conditions in Fiscal 2006

1) Stock Acquisition Rights Issued as Stock Options in Fiscal 2006

< Details of Issuance >

Date of the resolution on Issuance of Stock Acquisition Rights	June 24, 2005
Number of stock acquisition rights	12,790
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	1,279,000 shares of the Company's common stock
Issue price of stock acquisition rights	Issued in gratis
Price per share due upon exercise of stock acquisition rights (Exercise Price)	¥1,691
Exercise period	June 25, 2007 through June 24, 2015
Other conditions for exercise of stock acquisition rights	Stock acquisition rights may not be partially exercised
Reasons and conditions for canceling stock acquisition rights	The Company shall, at any time, be permitted to acquire, without compensation, and cancel stock acquisition rights.
Other terms	The issue price shall be gratis

Notes: Adjustments to the Number of Shares Granted and Exercise Price

1. In the event that the Company splits or combines its common stock, the Number of Shares Granted and the Exercise Price shall be adjusted proportionately based on the stock split or combined ratio. Fractions of a share resulting from this adjustment shall be discarded, and fractions of a yen shall be rounded up to the nearest yen.
2. When for unavoidable reasons it is necessary to adjust the Number of Shares Granted or the Exercise Price, such as in the event that the Company reduces its capital, merges or is split up, the Company reserves the right to adjust the Number of Shares Granted and the Exercise Price within reasonable limits.
3. In the event that the Company issues new shares or redeems, retires or disposes of its own shares at a price below the market price (excluding acquisition rights or warrant stock options or the exercise of acquisition rights in accordance with the former Japanese Commercial Code), the Exercise Price shall be adjusted in accordance with the following formula. Fractions of a yen resulting from this adjustment shall be rounded up to the nearest yen.

$$\text{Adjusted Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per new share}}{\text{Market price}}}{\text{Number of shares already issued} + \text{Number of newly issued shares}}$$

In the above formula, "Number of shares already issued" shall be defined as the number of shares of common stock issued and outstanding less the number of shares held in treasury. In the event that the Company redeems, retires or disposes of its own shares, "Number of newly issued shares" shall be read as "Treasury stock retired."

< Name of Allottee, Position and No. of Stock Acquisition Rights >

Position	Name of Allottee	No. of Acquisition Rights	Position	Name of Allottee	No. of Acquisition Rights
Chairman of the Board	Mikio Sasaki	700	Senior Vice President	Osamu Komiya	150
*President, CEO	Yorihiko Kojima	700	Senior Vice President	Tetsuyuki Nagano	150
*Senior Executive Vice President	Yukio Masuda	350	Senior Vice President	Nobuaki Kojima	150
*Senior Executive Vice President	Takeru Ishibashi	350	Senior Vice President	Akira Fujii	150
*Senior Executive Vice President	Yukio Ueno	350	Senior Vice President	Seiei Ono	150
*Senior Executive Vice President	Hidetoshi Kamezaki	350	Senior Vice President	Takahisa Miyauchi	150
Executive Vice President	Motoatsu Sakurai	280	Senior Vice President	Jun Kinugawa	150
*Executive Vice President	Takeshi Inoue	280	Senior Vice President	Tetsuro Kuwabara	150
*Executive Vice President	Masao Miyamoto	280	Senior Vice President	Susumu Indo	80
Executive Vice President	Katsutoshi Takeda	280	Senior Vice President	Akira Kudo	80
*Executive Vice President	Ichiro Mizuno	280	Senior Vice President	Kenjiro Itadani	80
*Executive Vice President	Hisanori Yoshimura	280	Senior Vice President	Hiroyuki Toki	80
*Executive Vice President	Haruo Matsumoto	280	Senior Vice President	Yasuyuki Otani	80
*Executive Vice President	Yoshikuni Kanai	280	Senior Vice President	Minoru Hasegawa	80
Executive Vice President	Hajime Katsumura	280	Senior Vice President	Takeshi Kadota	80
Executive Vice President	Masatoshi Nishizawa	280	Senior Vice President	Tsuyoshi Noro	80
Executive Vice President	Tsunao Kijima	280	Senior Vice President	Masahide Konishi	80
*Executive Vice President	Mutsumi Kotsuka	280	Senior Vice President	Minoru Asaoka	80
Senior Vice President	Tatsuo Sato	150	Senior Vice President	Tamon Omura	80
Senior Vice President	Hiroshi Mino	150	Senior Vice President	Masaaki Seita	80
Senior Vice President	Junta Fujikawa	150	Senior Vice President	Fumikazu Matsuura	80
Senior Vice President	Yoshiaki Katayama	150	Senior Vice President	Yoshikazu Nakanishi	80
Senior Vice President	Hideshi Takeuchi	150	Senior Vice President	Eisaku Tamura	80
Senior Vice President	Seiji Kato	150	Senior Vice President	Eiji Oshima	80
Senior Vice President	Ryoichi Ueda	150	Senior Vice President	Masayuki Tsuzuki	80
Senior Vice President	Ken Kobayashi	150	Senior Vice President	Yoichi Kanno	80
Senior Vice President	Koichi Komatsu	150	Senior Vice President	Ryo Sakata	80
Senior Vice President	Kazumi Yoshimura	150	Senior Vice President	Masakazu Okabayashi	80
Senior Vice President	Masahide Yano	150	Senior Vice President	Fuminori Masubuchi	80
Senior Vice President	Motonobu Teramura	150	Senior Vice President	Kenzo Takahashi	80
Senior Vice President	Hideyuki Nabeshima	150	Senior Vice President	Hisayoshi Kobayashi	80
Senior Vice President	Tsuneo Iyobe	150	Senior Vice President	Kazuo Korenaga	80
Senior Vice President	Jun Yanai	150	Senior Vice President	Yoshihisa Nishibata	80
Senior Vice President	Hideto Nakahara	150	Senior Vice President	Minoru Tada	80
Senior Vice President	Shosuke Yasuda	150	Senior Vice President	Hidekazu Iwama	80

Position	Name of Allottee	No. of Acquisition Rights	Position	Name of Allottee	No. of Acquisition Rights
Senior Vice President	Minoru Shibata	80	Senior Vice President	Hiroshi Kanamori	80
Senior Vice President	Hiroshi Miyake	80	Senior Vice President	Takao Hamano	80
Senior Vice President	Nobuo Sugata	80	Senior Vice President	Michio Izumi	80
Senior Vice President	Haruo Uetsuki	80	Senior Vice President	Kenshiro Koike	80
Senior Vice President	Masatoshi Kimura	80			

Notes: 1. Position denotes the position held by the allottee on the Issue Date (August 10, 2005).
2. * denotes concurrent post as a director of the Company.
3. The total number of acquisition rights for directors and senior vice presidents listed above is summarized by category in the table below. The number of acquisition rights allotted to Directors includes those owned by directors who have duties as senior vice presidents.

Category	No. of Acquisition Rights	No. of Allotee
Directors	4,760	13
Senior Vice Presidents	5,150	30
Senior Vice Presidents ("RIJI")	2,880	36
Total	12,790	79

(2) Stock Acquisition Rights as Stock Options for a Stock-Linked Compensation Plan

< Details of Issuance >

Date of the resolution on issuance of stock acquisition rights	June 24, 2005	
Issue date	August 10, 2005	March 17, 2006
Number of stock acquisition rights	2,998	63
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	299,800 shares of the Company's common stock	6,300 shares of the Company's common stock
Issue price of stock acquisition rights	Issued in gratis	
Price per share due upon exercise of stock acquisition rights (Exercise Price)	¥1	
Exercise period	August 11, 2005 through June 24, 2035	March 18, 2006 through June 24, 2035
Other conditions for exercise of stock acquisition rights	a. A stock acquisition rights holder may exercise his/her stock acquisition rights during the 10-year period starting on the day after losing his/her position (hereinafter "Start of Exercise Date") as either director or senior vice president of the Company. b. Notwithstanding a. above, in the event that the "Start of Exercise Date" has not occurred by June 30, 2030, a stock acquisition rights holder may exercise his/her rights from July 1, 2030. c. Stock acquisition rights may not be partially exercised.	
Reasons and conditions for canceling stock acquisition rights	The Company shall, at any time, be permitted to acquire, without compensation, and cancel stock acquisition rights.	
Other terms	The issue price shall be in gratis	

Notes: Adjustments to the Number of Shares Granted

1. In the event that the Company splits or consolidates its common stock, the Number of Shares Granted shall be adjusted proportionately based on the stock split or consolidation ratio. Fractions of a share resulting from this adjustment shall be discarded.
2. When for unavoidable reasons it is necessary to adjust the Number of Shares Granted, such as in the event that the Company reduces its capital, merges or is split up, the Company reserves the right to adjust the Number of Shares Granted within reasonable limits.

< Name of Allottee, Position and No. of Stock Acquisition Rights >

Position	Name of Allottee	No. of Acquisition Rights	Position	Name of Allottee	No. of Acquisition Rights
Chairman of the Board	Mikio Sasaki	244	Senior Vice President	Yoshiaki Katayama	54
*President, CEO	Yorihiko Kojima	244	Senior Vice President	Hideshi Takeuchi	54
*Senior Executive Vice President	Yukio Masuda	134	Senior Vice President	Seiji Kato	54
*Senior Executive Vice President	Takeru Ishibashi	134	Senior Vice President	Ryoichi Ueda	54
*Senior Executive Vice President	Yukio Ueno	134	Senior Vice President	Ken Kobayashi	54
*Senior Executive Vice President	Hidetoshi Kamezaki	134	Senior Vice President	Koichi Komatsu	54
*Executive Vice President	Takeshi Inoue	84	Senior Vice President	Masahide Yano	54
*Executive Vice President	Masao Miyamoto	84	Senior Vice President	Hideyuki Nabeshima	54
*Executive Vice President	Ichiro Mizuno	84	Senior Vice President	Tsuneo Iyobe	54
*Executive Vice President	Hisanori Yoshimura	84	Senior Vice President	Jun Yanai	54
*Executive Vice President	Haruo Matsumoto	84	Senior Vice President	Shosuke Yasuda	54
*Executive Vice President	Yoshikuni Kanai	84	Senior Vice President	Osamu Komiya	54
Executive Vice President	Hajime Katsumura	84	Senior Vice President	Tetsuyuki Nagano	54
Executive Vice President	Masatoshi Nishizawa	84	Senior Vice President	Nobuaki Kojima	54
Executive Vice President	Tsunao Kijima	84	Senior Vice President	Akira Fujii	54
*Executive Vice President	Mutsumi Kotsuka	84	Senior Vice President	Seiei Ono	54
Senior Vice President	Tatsuo Sato	54	Senior Vice President	Takahisa Miyauchi	54
Senior Vice President	Hiroshi Mino	54	Senior Vice President	Jun Kinugawa	54
Senior Vice President	Junta Fujikawa	54			

Notes: 1. Position denotes the position held by the allottee on the Issue Date (August 10, 2005).
2. * denotes concurrent post as a director of the Company.
3. The total number of acquisition rights for directors and senior vice presidents listed above is summarized by category in the table below. The number of acquisition rights allotted to Directors includes those owned by directors who have duties as senior vice presidents.

Category	No. of Acquisition Rights	No. of Allotee
Directors	1,612	13
Senior Vice Presidents	1,386	24
Total	2,998	37

Position	Name of Allottee	No. of Acquisition Rights
Executive Vice President	Motoatsu Sakurai	63

Notes: Position denotes the position held by the allottee on the Issue Date (March 17, 2006).

Principal Shareholders

Name of Shareholder	Ownership of shares of the Company		The Company's investment position in principal shareholders	
	No. of Shares	Investment Ratio	No. of Shares	Investment Ratio
	Thousands of shares	%	Thousands of shares	%
The Master Trust Bank of Japan, Ltd. (Trust Account)	126,505	7.50	-	-
Japan Trustee Services Bank, Ltd. (Trust Account)	120,950	7.17	-	-
Tokio Marine & Nichido Fire Insurance Co., Ltd.	93,167	5.52	-	-
Meiji Yasuda Life Insurance Company	79,552	4.71	-	-
Mitsubishi Heavy Industries, Ltd.	48,920	2.90	26,615	0.79
State Street Bank and Trust Company	48,499	2.87	-	-
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	42,701	2.53	-	-
State Street Bank and Trust Company 505103	32,807	1.94	-	-
The Chase Manhattan Bank, N.A. London	30,267	1.79	-	-
The Nomura Trust and Banking Co., Ltd. (Pension Benefit Trust Account-Mitsubishi UFJ Trust and Banking Corporation)	22,088	1.31	-	-

(Figures less than 1,000 shares are rounded down)

Notes:

1. While the Company does not hold an equity interest in Tokio Marine & Nichido Fire Insurance Co., Ltd. ("Tokio Marine & Nichido"), it does own 14,443 shares (0.86%) of the common stock of Millea Holdings, Inc., the parent company of The Tokio Marine & Nichido. Furthermore, the Company has voting rights of 21,664 shares (1.28%) of the common stock of Millea Holdings, Inc. under the registered shareholder name "The Master Trust Bank of Japan, Ltd.—Pension Benefit Trust Account—Mitsubishi Corporation."
2. Regarding the Company's equity interest in Mitsubishi Heavy Industries, Ltd., in addition to the above investment, the Company has voting rights of 26,615,000 shares (0.79%) of the common stock of Mitsubishi Heavy Industries, Ltd. under the registered shareholder name "The Master Trust Bank of Japan, Ltd.—Pension Benefit Trust Account—Mitsubishi Corporation."
3. While the Company does not hold equity interests in The Bank of Tokyo-Mitsubishi UFJ, Ltd., it does own 18,286 shares (0.18%) of the common stock of Mitsubishi UFJ Financial Group, Inc., the parent company of the bank. Furthermore, the Company has voting rights of 16,702 shares (0.16%) of the common stock of Mitsubishi UFJ Financial Group, Inc. under the registered shareholder name "The Master Trust Bank of Japan, Ltd.—Pension Benefit Trust Account—Mitsubishi Corporation."

Major Lenders

Name of Lender	Loans payable	Ownership of shares of the Company by the lender	
	Millions of yen	Thousands of shares	%
Meiji Yasuda Life Insurance Company	261,126	79,552	4.71
Japan Bank for International Cooperation	183,003	-	-
Nippon Life Insurance Company	165,000	21,528	1.28
Sumitomo Life Insurance Company	130,222	3,171	0.19
The Dai-Ichi Mutual Life Insurance Company	125,000	7,000	0.41
National Mutual Insurance Federation of Agricultural Cooperatives	63,181	6,793	0.40
Shizuoka Bank	48,848	5,951	0.35
Mitsui Mutual Life Insurance Company	40,000	40	0.00
The Higo Bank, Ltd.	33,000	150	0.01
The Bank of Fukuoka, Ltd.	30,000	-	-

(Figures less than one million yen and 1,000 shares are rounded down)

Note: In addition to the above, the Company has borrowings of ¥110,000 million a syndicated loan of, a facility arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank, Ltd.

Office Network of the Mitsubishi Corporation Group

Mitsubishi Corporation	**Head Offices**	Marunouchi; 6-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo Shinagawa; 16-3, Kounan 2-chome, Minato-ku, Tokyo
	Domestic Office Network	43 offices branches, including Hokkaido (Sapporo), Tohoku (Sendai), Chubu (Nagoya), Kansai (Osaka), Chugoku (Hiroshima), Kyushu (Fukuoka) branches
	Overseas Office Network	118 offices, including Kuala Lumpur Branch, Singapore Branch, Jakarta Representative Office, Manila Branch

Regional Subsidiaries	39 main regional subsidiaries including Mitsubishi International Corporation, Mitsubishi de Mexico S.A. de C.V., Mitsubishi Corporation do Brazil S.A., Mitsubishi Corporation International N.V., Mitsubishi Corporation International N.V. (U.K.), Mitsubishi International G.m.b.H., Mitsubishi Corporation India Private Ltd., Mitsubishi Company (Thailand), Ltd., Thai MC Company Limited, Mitsubishi Corporation (Hong Kong) Ltd., Mitsubishi Corporation China Co., Ltd., Mitsubishi Corporation (Shanghai) Limited, Mitsubishi Corporation (Taiwan) Ltd., Mitsubishi Corporation (Korea) Ltd., Mitsubishi Australia Limited, with branches and offices in 77 locations overseas.

Note:
1. The Marunouchi Office, Mitsubishi Corporation's registered headquarters, was relocated on May 8, 2006. The Company's new address is as follows:
   Marunouchi Office: 3-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
2. In addition to the above, Group companies have offices, factories and other bases in Japan and overseas. A summary of major Group companies is shown on page 25, "Status of Major Subsidiaries and Affiliated Companies."

Number of Employees

	The Mitsubishi Corporation Group	Mitsubishi Corporation
New Business Initiative	4,934	368
Energy Business	1,887	452
Metals	10,453	311
Machinery	9,765	1,330
Chemicals	3,395	636
Living Essentials	20,268	943
Others	3,036	1,449
Total (Increase)	53,738 (+2,357)	5,489 (+100)

Note: The number of employees do not include persons seconded to other companies, and includes persons seconded from other companies.

Status of Major Consolidated Subsidiaries and Affiliated Companies

1. Scope of Consolidation and Application of the Equity Method

	As of March 31, 2006	As of March 31, 2005	Change
Consolidated subsidiaries	365	366	-1
Equity-method affiliates	185	143	42
Total	550	509	41

Note: The numbers of consolidated subsidiaries stated above represent companies which the parent company directly consolidates or applies the equity method. Companies directly consolidated by subsidiaries, totaling 453 and 405 companies as of March 31, 2006 and March 31, 2005, respectively, are excluded from the above.

2. Changes in Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries	[New]	Meidi-ya Corporation, MC Merchant Service, Murakawa (transferred from equity-method affiliate)
	[Excluded]	TRINITY GAS RESOURCES, NBL IMMOBILIEN GmbH
Equity-method affiliates	[New]	Kadoya Sesame Mills Inc., Life Corporation, ELECTRICIDAD AGUILA DE TUXPAN (transferred from consolidated subsidiary)
	[Excluded]	Shintoa Corporation

3. Major Consolidated Subsidiaries and Equity-method Affiliates

Name of company	Capital stock	Ownership percentage	Main business
Mitsubishi International Corporation	Thousand US$444,931	% 100	Trading
Mitsubishi Corporation International N.V.	Thousand EURO 171,820	100	Holding company of European subsidiaries
Mitsubishi Corporation (Hong Kong) Ltd.	Thousand HK$286,000	100	Trading
Mitsubishi Corporation Finance PLC (U.K.)	Thousand US$90,000	100	Financial investment company
Japan Australia LNG (MIMI) Pty. Ltd.	Thousand AUS$369,050	50.00	Development and sales of natural resources (LNG, LPG, condensate and crude oil)
TRI PETCH ISUZU SALES CO., LTD.	Thousand BAHT 3,000,000	88.73	Distribution of automobiles
MITSUBISHI DEVELOPMENT PTY., LTD.	Thousand AUS$450,586	100	Mining
Metal One Corporation	Million ¥100,000	60.00	Trading of steel products
Ryoshoku Ltd.	Million ¥10,630	50.02	Wholesaling of processed food products
Lawson, Inc.	Million ¥58,506	31.67	Franchise operation of convenience stores

(Amounts rounded to the nearest million yen or thousand foreign currency)

4. Results of Consolidation

As per "Consolidated Results," under "Summary of Operating Results for Mitsubishi Corporation Group."

Directors and Corporate Auditors

Name	Present Position
Mikio Sasaki	Chairman of the Board
Yorihiko Kojima	*President, CEO
Yukio Masuda	*Director
Takeru Ishibashi	*Director
Yukio Ueno	*Director
Hidetoshi Kamezaki	*Director
Takeshi Inoue	*Director
Masao Miyamoto	*Director
Ichiro Mizuno	*Director
Hisanori Yoshimura	*Director
Haruo Matsumoto	*Director
Yoshikuni Kanai	*Director
Mutsumi Kotsuka	*Director
Takashi Nishioka	**Director (Chairman, Mitsubishi Heavy Industries, Ltd.)
Ichiro Taniguchi	**Director (Chairman, Mitsubishi Electric Corporation)
Tatsuo Arima	**Director (Representative of the Government of Japan, Councilor for the Ministry of Foreign Affairs)
Tomio Tsutsumi	**Director
Yuzo Shinkai	Senior Corporate Auditor (full time)
Shigemitsu Miki	***Corporate Auditor (Chairman, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Director, Mitsubishi UFJ Financial Group, Inc.)
Kokei Higuchi	***Corporate Auditor (Counsellor, The Tokio Marine & Nichido Fire Insurance Co.)
Shigeru Nakajima	***Corporate Auditor (Lawyer)
Kiyoshi Fujimura	Corporate Auditor (full time)

Notes:

1. [*] indicates a Representative Director.
2. [**] indicates the fulfillment of the conditions for Outside Directors as provided for in Item 7-2, clause 2, of Article 188 of the Japanese Commercial Code.
3. [***] indicates the fulfillment of the conditions for Outside Corporate Auditors as provided for in clause 1, Article 18 of the Law Concerning Special Measures Under the Commercial Code with Respect to Audit, etc., of Corporations (Kabushiki-kaisha)
4. Retirements (As of June 24, 2005)

Masayuki Takashima	Director
Shunichi Inai	Director
Masahiro Abe	Director

Directors' and Corporate Auditors' Remuneration

Title	No. of people	2006 Payments (million yen)	Remarks
Directors	20	842	1. As of March 31, 2006, there were 17 directors and 5 corporate auditors. The 2006 payments include payments made to 3 directors who resigned on June 24, 2005. 2. The remuneration of directors and corporate auditors is limited to a maximum of ¥90 million and ¥9 million a month, respectively, in accordance with a resolution approved at the Ordinary General Meeting of Shareholders on June 29, 1989. 3. Severance payments (excluding executive pension) paid to the directors who resigned were ¥406 million , respectively. Furthermore, the total amounts paid as executive pension in fiscal 2006 were ¥278 million and ¥11 million to directors and corporate auditors, respectively. These aforementioned amounts are not included in the 2006 payments shown to the left. 4. The Company paid bonuses to directors of ¥155 million. This amount is not included in the payments shown to the left.
Corporate Auditors	5	88	
Total	25	930	

(Amounts are rounded down to the nearest million)

Executive Officers

Name	Position as of March 31, 2006
Yorihiko Kojima*	President, CEO
Yukio Masuda*	Senior Executive Vice President (Assistant to the President, Resources & Energy Officer, Chief Compliance Officer, Chief Information Officer)
Takeru Ishibashi*	Senior Executive Vice President (Group CEO, Chemicals Group, Regional Officer for China)
Yukio Ueno*	Senior Executive Vice President (Regional CEO for Kansai Block, General Manager, Kansai Branch, Regional Officer for Japan)
Hidetoshi Kamezaki*	Senior Executive Vice President (Corporate Functional Officer (Corporate Planning, Corporate Communications, CRO), Chief Information Security Officer
Takeshi Inoue*	Executive Vice President (Group CEO, Living Essentials Group)
Masao Miyamoto*	Executive Vice President (Group CEO, Machinery Group)
Katsutoshi Takeda	Executive Vice President (Chief Representative for China, President, Mitsubishi Corporation China Co., Ltd.)
Ichiro Mizuno*	Executive Vice President (Chief Financial Officer)
Hisanori Yoshimura*	Executive Vice President (Group CEO, Energy Business Group)
Haruo Matsumoto*	Executive Vice President (Group CEO, New Business Initiative Group)
Yoshikuni Kanai*	Executive Vice President (Regional CEO for Chubu Block, General Manager, Nagoya Branch)
Hajime Katsumura	Executive Vice President (Group COO, Machinery Group)
Masatoshi Nishizawa	Executive Vice President (Group COO, Energy Business Group)
Tsunao Kijima	Executive Vice President (Group COO, Living Essentials Group, Division COO, Food (Products) Division, Living Essentials Group)
Mutsumi Kotsuka*	Executive Vice President (Group CEO, Metals Group)
Tatsuo Sato	Senior Vice President (Division COO, Aerospace Division, Machinery Group)
Hiroshi Mino	Senior Vice President (General Manager, New Business Initiative Group CEO Office)
Junta Fujikawa	Senior Vice President (Deputy General Manager, Kansai (Osaka) Branch)
Yoshiaki Katayama	Senior Vice President (Division COO, Power & Electrical Systems Division, Machinery Group)
Hideshi Takeuchi	Senior Vice President (Treasurer)
Seiji Kato	Senior Vice President (Division COO, Natural Gas Business Division, Energy Business Group)
Ryoichi Ueda	Senior Vice President (Controller)
Ken Kobayashi	Senior Vice President (Division COO, Plant Project Division, Machinery Group)
Koichi Komatsu	Senior Vice President (General Manager, Innovation Center)

Name	Position as of March 31, 2006
Kazumi Yoshimura	Senior Vice President (EVP, Mitsubishi International Corporation)
Masahide Yano	Senior Vice President (Division COO, Textiles Division, Living Essentials Group)
Motonobu Teramura	Senior Vice President (General Manager, Representative of Mitsubishi Corporation in Jakarta)
Hideyuki Nabeshima	Senior Vice President (General Manager, Corporate Planning Division)
Tsuneo Iyobe	Senior Vice President (Corporate Functional Officer (Corporate Secretariat, Human Resources & Administration, Legal)
Jun Yanai	Senior Vice President (Division COO, Petroleum Business Division, Energy Business Group)
Hideto Nakahara	Senior Vice President (Regional CEO for Europe, Chairman and Managing Director, Mitsubishi Corporation International N.V., Managing Director, Mitsubishi Corporation (UK) PLC)
Shosuke Yasuda	Senior Vice President (Division COO, Functional Chemicals Division, Chemicals Group)
Osamu Komiya	Senior Vice President (General Manager, Machinery Group CEO Office)
Tetsuyuki Nagano	Senior Vice President (Division COO, General Merchandise Division, Living Essentials Group)
Nobuaki Kojima	Senior Vice President (General Manager, Technology & Business Development, Innovation Center)
Akira Fujii	Senior Vice President (Division COO, Foods (Commodity) Division, Living Essential Group)
Seiei Ono	Senior Vice President (Division COO, Non-Ferrous Metals Division, Metals Group)
Takahisa Miyauchi	Senior Vice President (General Manager, Chemicals Group CEO Office)
Jun Kinugawa	Senior Vice President (Ferrous Raw Materials Division, Metals Group)
Tetsuro Kuwabara	Senior Vice President (General Manager, Mitsubishi Corporation Kuala Lumpur Branch)

Notes:[*] indicates executive officers who serve concurrently as directors.

Details of Fees to Independent Auditors

	Amount paid (Millions of yen)
1. Total amount of fees to be paid by Mitsubishi Corporation and consolidated subsidiaries	939
2. Amount of fees to be paid by Mitsubishi Corporation and consolidated subsidiaries as consideration for audit certification services in accordance with the first clause of Article 2 of the Certified Public Accountant Law of Japan, which is included in 1.	859
3. Amount of fees to be paid by Mitsubishi Corporation for statutory audit, which is included in 2.	265

(Figures less than one million yen are rounded to the nearest million)

Note: The audit agreement between Mitsubishi Corporation and the independent auditors does not make a distinction between the amount of fees for audit pursuant to the Law Concerning Special Measures under the Commercial Code and the Securities Exchange Law. Therefore, the amount of fees in 3. consists of fees for audits based on both laws.

CONSOLIDATED BALANCE SHEETS
As of March 31, 2006 and 2005

ASSETS	Millions of Yen	
	As of March 31 2006	As of March 31 2005 (Reference)
Current assets:		
Cash and cash equivalents	646,317	569,005
Time deposits	7,607	43,253
Short-term investments	188,572	277,974
Receivables-trade:		
Notes and loans	538,799	534,550
Accounts	2,580,476	2,260,887
Affiliated companies	224,406	252,252
Allowance for doubtful receivables	(44,802)	(62,521)
Inventories	840,874	667,968
Advance payments to suppliers	161,374	139,987
Deferred income taxes	49,493	56,289
Other current assets	190,404	126,240
Total current assets	5,383,520	4,865,884
Investments and non-current receivables:		
Investments in and advances to affiliated companies	1,090,222	835,079
Other investments	1,884,656	1,398,042
Non-current notes, loans and accounts receivable-trade	493,027	632,879
Allowance for doubtful receivables	(52,239)	(94,903)
Total investments and non-current receivables	3,415,666	2,771,097
Property and equipment- net	1,327,272	1,227,161
Other assets	284,783	229,230
Total	10,411,241	9,093,372

(Figures less than one million yen are rounded to the nearest million)

Note: The amounts in the balance sheet as of March 31, 2005, which were underlined, have been restated since certain derivative instruments held by the Company's U.K. finance subsidiary, which should have been reported as a net figure, were separately reported as financial assets and liabilities. As a result of these corrections, certain figures in the operating segment information and consolidated cash flow statements for fiscal 2005, which were included in this document only for reference purpose, have also been restated.

CONSOLIDATED BALANCE SHEETS
As of March 31, 2006 and 2005

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen	
	As of March 31 2006	As of March 31 2005 (Reference)
Current liabilities:		
Short-term debt	626,155	545,124
Current maturities of long-term debt	291,634	561,484
Payables-trade:		
Notes and acceptances	228,187	240,260
Accounts	2,206,383	1,853,299
Affiliated companies	126,832	124,459
Advances from customers	143,330	128,585
Accrued income taxes	89,313	58,354
Other accrued expenses	133,791	100,107
Other current liabilities	295,795	248,747
Total current liabilities	4,141,420	3,860,419
Long-term debt, less current maturities	2,877,149	2,968,143
Accrued pension and severance liabilities	40,121	54,182
Deferred income taxes	466,663	208,873
Other long-term liabilities	238,932	266,359
Minority interests	267,692	230,942
Shareholders' equity:		
Common stock	197,818	126,705
Additional paid-in capital	251,598	179,632
Retained earnings:		
Appropriated for legal reserve	37,695	37,173
Unappropriated	1,450,012	1,138,509
Accumulated other comprehensive income (loss):		
Net unrealized gains on securities available for sale	544,328	278,288
Net unrealized gains (losses) on derivatives	(7,151)	2,883
Minimum pension liability adjustments	(2,669)	(38,542)
Foreign currency translation adjustments	(91,250)	(219,264)
Less treasury stock	(1,117)	(930)
Total shareholders' equity	2,379,264	1,504,454
Total	10,411,241	9,093,372

(Figures less than one million yen are rounded to the nearest million)

Note: The amounts in the balance sheet as of March 31, 2005, which were underlined, have been restated since certain derivative instruments held by the Company's U.K. finance subsidiary, which should have been reported as a net figure, were separately reported as financial assets and liabilities. As a result of these corrections, certain figures in the operating segment information and consolidated cash flow statements for fiscal 2005, which were included in this document only for reference purpose, have also been restated.

CONSOLIDATED STATEMENTS OF INCOME
Years ended March 31, 2006 and 2005

	Millions of Yen	
	Fiscal 2006	Fiscal 2005 (Reference)
Revenues:		
Revenues from trading, manufacturing and other activities	4,141,669	3,518,120
Trading margins and commissions on trading transactions	685,275	627,764
Total revenues	4,826,944	4,145,884
(Operating transactions; Fiscal2006 ; 19,067,153 Fiscal2005 (Reference); 17,132,704)		
Cost of revenues from trading, manufacturing and other activities	(3,775,463)	(3,268,121)
Gross profit	1,051,481	877,763
Expenses and other:		
Selling, general and administrative	(696,779)	(685,022)
Provision for doubtful receivables	(4,838)	(9,376)
Interest expense - net	(4,435)	(1,710)
Dividend income	68,135	42,402
Gain (loss) on marketable securities and investments - net	51,318	(63,757)
Gain (loss) on property and equipment-net	(2,139)	8,328
Gain on subsidy from government on the transfer of the substitutional portion of the Employee's Pension Fund	-	38,534
Other income- net	15,640	2,637
Total	(573,098)	(667,964)
Income from consolidated operations before income taxes	478,383	209,799
Income taxes:		
Current	(178,016)	(97,313)
Deferred	(34,040)	3,562
Income from consolidated operations	266,327	116,048
Minority interests in income of consolidated subsidiaries	(35,290)	(30,774)
Equity in earnings of affiliated companies	119,008	97,095
Net income	350,045	182,369

(Figures less than one million yen are rounded to the nearest million)

Basis of Consolidated Balance Sheets and Consolidated Statements of Income

Significant Accounting Policies (For the year ended March 31, 2006)

1. Standards for Preparing Consolidated Balance Sheets and Consolidated Statements of Income

The consolidated balance sheets and consolidated statements of income in this report are prepared in conformity with accounting standards generally accepted in the United States of America ("US GAAP"), which is pursuant to the first clause of Article 179 of the Enforcement Regulations of the Commercial Code of Japan. This clause allows to omit certain statements and disclosures required by US GAAP, which have been omitted accordingly.

2. Consolidation and Investments in Subsidiaries and Affiliated Companies

The consolidated balance sheets and consolidated statements of income include the accounts of Mitsubishi Corporation (the "parent company") and its majority-owned domestic and foreign subsidiaries. In addition, Mitsubishi Corporation and its consolidated subsidiaries (together, the "companies") consolidate variable interest entities ("VIEs") for where the companies are the primary beneficiary. Affiliated companies consist of companies owned 20% to 50%, certain companies owned less than 20% over which the companies exert significant influence, and corporate joint ventures. Investments in affiliated companies are accounted for by the equity method. All significant inter-company accounts and transactions have been eliminated.

The accounts of certain subsidiaries have been included on the basis of fiscal periods ended three months or less prior to March 31. The majority of these subsidiaries have fiscal years ending on December 31. Such date was used for consolidated financial reporting purposes as it is not practicable for the subsidiaries to report their financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated balance sheets and consolidated statements of income.

A subsidiary or an affiliated company may issue its shares to third parties at amounts per share in excess of or less than the companies' average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership are recorded in income for the year in which such shares are issued.

3. Short-term Investments and Other Investments

All debt securities and marketable equity securities are classified under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as: trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, or available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported, net of tax, in accumulated other comprehensive income (loss) until realized. The appropriateness of the classifications is reassessed at each balance sheet date in accordance with SFAS No. 115.

The cost of securities sold is determined based on the average cost of the shares of each such security held at the time of sale.

The companies review the fair value of available-for-sale investments on a regular basis to determine if the fair value of any individual investment has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other-than-temporary declines in value are judged taking into consideration the guidance in Staff Accounting Bulletin ("SAB") No.59, "Noncurrent Marketable Equity Securities" issued by the Securities and Exchange Commission ("SEC"). The resulting realized loss is included in the consolidated statements of income in the period in which the decline was deemed to be other than temporary.

4. Derivatives

The companies utilize derivative instruments primarily to manage interest rate risks, to reduce risk exposure to movements in foreign exchange rates, and to hedge various inventory and trading commitments. Derivative transactions are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Generally, on the date on which the derivative contract is executed, the companies designate a derivative as either a fair value hedge or a cash flow hedge to the extent that hedging criteria are met. Changes in derivative fair values that are designated as fair value hedges are recognized in earnings as offsets to the changes in the fair value of related hedged assets, liabilities and firm commitments. Changes in the derivative fair values that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are recognized in earnings. Changes in fair value of derivatives not designated as hedging instruments and those held or issued for trading purposes are recorded currently in earnings.

5. Allowance for Doubtful Receivables

An allowance for doubtful receivables is established in amounts considered to be appropriate based primarily upon the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

For loans receivable, an allowance for doubtful receivables is recognized when it is probable that the companies will be unable to collect all amounts due according to the contractual terms of the agreement. The impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate (or, alternatively, at the observable market price of the receivable or the fair value of the underlying collateral).

6. Inventories

Inventories, which mainly consist of commodities and materials, are stated at the lower of cost (principally on a moving-average basis or a specific-identification basis) or market (based on current replacement cost).

7. Depreciation of Property and Equipment

Depreciation of property and equipment other than mineral rights is computed principally under the declining-balance method for assets held by the parent company and domestic subsidiaries, and under the straight-line method for assets held by foreign subsidiaries, based on the estimated useful lives of the assets ranging principally from 10 to 50 years for buildings, and from 5 to 20 years for machinery and equipment. Mineral rights are amortized using the unit-of-production method based on estimated proven or probable reserves. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the underlying lease.

8. Impairment of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the companies review long-lived assets for impairment whenever events or changes in circumstance indicate that the carrying amount of a long-lived asset may not be recoverable. If the carrying amount of an asset to be held and used exceeds estimated undiscounted future cash flows expected to be generated by the asset, an impairment loss is recognized in the amount in which the carrying amount of the asset exceeds the fair value of the asset. A long-lived asset to be disposed of by sale is reported at the lower of the carrying amount or fair value less costs to sell, and is no longer depreciated.

9. Goodwill and Other Intangible Assets

Goodwill (including equity-method goodwill) and intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Other intangible assets with finite useful lives are amortized over their respective estimated useful lives and reviewed for impairment.

10. Employees' Benefit Plans

The companies have defined benefit pension plans and/or unfunded severance indemnity plans. The costs of pension plans are accrued based on amounts determined using actuarial methods. The costs of severance indemnity plans are principally accrued based on the vested benefit obligation, which is the amount required to be paid if all employees covered by the severance indemnity plans voluntarily terminated their employment at each balance sheet date.

11. Revenue Recognition

The companies recognize revenues when they are realized or realizable and earned. Revenues are realized or realizable and earned when the companies have persuasive evidence of an agreement, the goods have been delivered or the services have been rendered to the customer, and the sales price is fixed or determinable and collectibility is reasonably assured.

The amounts recorded as revenues principally show the gross amounts invoiced to buyers where the companies act as a principal and net where the companies act as an agent in accordance with the accounting guidance provided by the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." "Operating transactions" is a voluntary disclosure commonly made by similar Japanese trading companies and represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. "Operating transactions" exclude the contract value of transactions in which the companies' role is limited to that of a broker.

(Additional Information)

1. Change in Fiscal Year-ends of Subsidiaries

Certain subsidiaries changed their fiscal year-ends to March 31, mainly from December 31, to improve the timeliness and clarity of reporting for the companies' consolidated financial position and results of operations. The effects of earnings and losses for the months that exceeded 12 months were directly credited or charged to through unappropriated retained earnings in order to maintain the comparability of periodic earnings. As a result, "Retained earnings" increased by ¥2,526 million and "Accumulated other comprehensive income (loss)" by ¥645 million.

2. Application of New Accounting Standards

Effective July 1, 2005, the companies adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires that compensation costs related to share-based payment transactions be recognized in the financial statements over the period that an employee provides service in exchange for the award. With limited exceptions, the amount of compensation cost is to be measured based on the grant-date fair value of the equity or liability instrument issued. In addition, liability awards are to be remeasured each reporting period. The effect of adopting SFAS No. 123R was immaterial on the companies' consolidated financial position and results of operations for the year

ended March 31, 2006.

Notes to Consolidated Balance Sheet

1.	Accumulated depreciation for property and equipment	¥823,640 million
2.	Assets pledged as collateral	¥305,405 million
3.	Guarantees	¥288,379 million

Notes to Consolidated Statements of Income

1. For the year ended March 31, 2006, income taxes-current includes provision for assessment taxes of ¥23,385 million on transfer price of prior years' transactions between the parent company and affiliated companies in Australia and of ¥8,605 million on prior year's reorganization of the legal structure of certain subsidiaries in Thailand. These amounts reflect the effect of the increase in tax benefits on foreign tax credit based on the tax assessment.

2. Basic net income per share	¥215.38
3. Diluted net income per share	¥205.62

<Reference>
SEGMENT INFORMATION (US GAAP)
Years ended March 31, 2006 and 2005

[Operating Segment Information]

The companies' operating segment information at and for the years ended March 31, 2006 and 2005 is as follows:

Year ended March 31, 2006

	Millions of Yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Gross profit	52,461	93,880	304,829	181,197	76,977	336,216	1,045,560	6,051	(130)	1,051,481
Equity in earnings of affiliated companies	4,347	40,004	31,400	18,270	9,108	18,446	121,575	(468)	(2,099)	119,008
Net income	19,390	75,061	135,780	70,350	19,595	48,571	368,747	(13,444)	(5,258)	350,045
Segment assets	690,830	1,501,723	2,669,659	2,456,423	707,681	1,943,991	9,970,307	1,087,676	(646,742)	10,411,241
Operating transactions:										
External customers	231,574	4,524,941	4,181,131	3,349,762	1,940,335	4,785,136	19,012,879	54,449	(175)	19,067,153
Intersegment	42,002	8,449	3,855	4,323	4,758	5,334	68,721	3,197	(71,918)	-
Total	273,576	4,533,390	4,184,986	3,354,085	1,945,093	4,790,470	19,081,600	57,646	(72,093)	19,067,153

Year ended March 31, 2005

	Millions of Yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Gross profit	50,997	74,485	201,794	157,941	75,253	314,994	875,464	5,175	(2,876)	877,763
Equity in earnings of affiliated companies	14,939	31,455	14,467	15,683	11,829	11,180	99,553	(212)	(2,246)	97,095
Net income(loss)	12,260	45,835	48,239	55,398	18,110	44,864	224,706	(25,794)	(16,543)	182,369
Segment assets	845,207	1,140,938	2,057,150	2,297,571	648,330	1,739,340	8,728,536	938,950	(574,114)	9,093,372
Operating transactions:										
External customers	245,649	4,321,350	3,435,300	2,765,204	1,899,716	4,444,158	17,111,377	21,944	(617)	17,132,704
Intersegment	20,637	10,921	5,769	3,373	4,449	5,467	50,616	4,561	(55,177)	-
Total	266,286	4,332,271	3,441,069	2,768,577	1,904,165	4,449,625	17,161,993	26,505	(55,794)	17,132,704

NOTE:

1. Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan.
   Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
2. "Other" represents the Corporate Staff Section which primarily provides services and operational support to the companies and affiliates.
   This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments.
   Unallocated corporate assets categorized in "Other" were 1,087,676 million yen and 938,950 million yen at March 31, 2006 and 2005 respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.
3. For the year ended March 31,2006, net loss of "Other" includes provisions for assessment tax of 23,385 million yen on transfer price of prior years' transactions between the parent company and affiliated companies in Australia, which relates to "Energy Business", and of 8,605 million yen on prior year's reorganization of the legal structure of certain subsidiaries in Thailand, which relates to "Machinery". These amounts reflect the effect of increase in tax benefits on foreign tax credit based on the tax assessment.
4. Some figures in fiscal 2005 have been corrected for the reason explained in the notes on page 30 and 31. (Corrected figures are underlined)

<Reference>
CONSOLIDATED STATEMENTS OF CASH FLOWS (US GAAP)
Years ended March 31, 2006 and 2005

	Millions of Yen	
	Year ended March 31, 2006	Year ended March 31, 2005
I. Operating activities:		
Net income	350,045	182,369
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	126,967	125,224
Provision for doubtful receivables	4,838	9,376
(Gain) loss on marketable securities and investments - net	(51,318)	63,757
(Gain) loss on property and equipment - net	2,139	(8,328)
Equity in earnings of affiliated companies, less dividends received	(53,060)	(37,535)
Deferred income taxes	34,040	(3,562)
Changes in operating assets and liabilities:		
Short-term investments -trading securities	(13,349)	(18,105)
Notes and accounts receivable - trade	(160,672)	(328,149)
Inventories	(129,157)	(120,225)
Notes, acceptances and accounts payable - trade	156,333	228,232
Other - net	69,510	55,136
Net cash provided by operating activities	336,316	148,190
II. Investing activities:		
Net sale (purchase) of properties and equipments and other assets	(183,085)	58,390
Net decrease (increase) in investments	12,416	(108,368)
Net decrease in loans receivable	37,834	73,028
Net decrease (increase) in time deposits	38,364	(25,468)
Net cash used in investing activities	(94,471)	(2,418)
III. Financing activities:		
Net increase in short-term debt	18,843	8,571
Net decrease in long-term debt	(166,901)	(40,114)
Proceeds from issuing common stock upon exercise of stock options	749	175
Purchases of treasury stock	(63)	(78)
Payment of dividends	(40,546)	(21,927)
Net cash used in financing activities	(187,918)	(53,373)
IV. Effect of exchange rate changes on cash and cash equivalents	25,019	936
V. The effect of change in fiscal year-end of certain subsidiaries	(1,634)	-
VI. Net increase in cash and cash equivalents	77,312	93,335
VII. Cash and cash equivalents, beginning of year	569,005	475,670
VIII. Cash and cash equivalents, end of year	646,317	569,005

Note: Some figures in fiscal 2005 have been corrected for the reason explained in the notes on page 30 and 31. (Corrected figures are underlined)

INDEPENDENT AUDITORS' REPORT (COPY)

May 16, 2006

To the Board of Directors of Mitsubishi Corporation:

(Mitsubishi Shoji Kabushiki Kaisha)

Deloitte Touche Tohmatsu

Designated Partner
Engagement Partner
Certified Public Accountant:
Masahiro Watanabe

Designated Partner
Engagement Partner
Certified Public Accountant:
Shuko Shimoe

Designated Partner
Engagement Partner
Certified Public Accountant:
Michio Fujii

Designated Partner
Engagement Partner
Certified Public Accountant:
Takashi Mine

Pursuant to third clause of Article 19-2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the consolidated balance sheet and the consolidated statement of income of Mitsubishi Corporation (Mitsubishi Shoji Kabushiki Kaisha) and consolidated subsidiaries for the fiscal year from April 1, 2005 to March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to consolidated subsidiaries as considered necessary.

As a result of our audit, in our opinion, the consolidated financial statements referred to above present fairly the financial position and the results of operations of Mitsubishi Corporation and consolidated subsidiaries in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

A subsequent event concerning the sale of Diamond City Co., Ltd. shares is discussed in the Summary of Operating Results for Mitsubishi Corporation Group in the 1. Review of Operations section of the business report.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

AUDIT REPORT OF THE BOARD OF CORPORATE AUDITORS (COPY)

Having received from each of the Corporate Auditors reports on auditing methods and results of audits concerning the consolidated financial statements (consolidated balance sheet and consolidated statement of income) for the Company's fiscal year 2006 (from April 1, 2005 to March 31, 2006), and having prepared this audit report after conferring on such matters, the Board of Corporate Auditors submits its report as follows:

1. Summary of Audit Methods Employed by the Corporate Auditors

Each Corporate Auditor, in accordance with the auditing policies, division of duties and other matters established by the Board of Corporate Auditors, performed audits with respect to the consolidated financial statements, receiving reports and explanations from Directors, the Internal Audit Department, the independent auditor and others.

2. Audit Results

We confirm that the auditing methods employed by the independent auditor, Deloitte Touche Tohmatsu, and the results therefrom are appropriate.

May 17, 2006

Mitsubishi Corporation Board of Corporate Auditors
Yuzo Shinkai
Senior Corporate Auditor (full time)

Shigemitsu Miki
Corporate Auditor

Kokei Higuchi
Corporate Auditor

Shigeru Nakajima
Corporate Auditor

Kiyoshi Fujimura
Corporate Auditor (full time)

Note: Messrs. Shigemitsu Miki, Kokei Higuchi and Shigeru Nakajima, Corporate Auditors, fulfill the conditions for Outside Corporate Auditors as provided for in the former Paragraph 1, Article 18 of the Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha).

Non-Consolidated Balance Sheets

Item	Amount: As of March 31, 2006	Amount: As of March 31, 2005 (Reference)
ASSETS		
	(Millions of Yen)	(Millions of Yen)
Total current assets	**2,579,116**	**2,439,659**
Cash and time deposits	177,682	216,020
Trade notes receivable	109,223	119,817
Trade accounts receivable	1,185,319	1,175,460
Short-term investments	146,626	170,136
Inventories	267,573	195,472
Real estate for sale	13,319	29,190
Advance payments to suppliers	160,775	171,648
Accounts receivable-other	110,329	120,880
Short-term loans	287,021	146,660
Deferred tax assets-current	13,634	28,110
Other current assets	126,437	101,568
Allowance for doubtful receivables	(18,826)	(35,305)
Total fixed assets	**3,170,201**	**2,659,530**
Net property and equipment	**131,266**	**121,426**
Equipment leased to others	33	88
Buildings and structures	21,329	22,671
Land	88,678	88,873
Construction in progress	17,695	6,002
Other property and equipment	3,528	3,790
Intangible assets	**14,234**	**13,134**
Software and others	14,234	13,134
Total investments and other assets	**3,024,700**	**2,524,969**
Investment securities	1,463,734	1,052,969
Investment in affiliated companies-stock	1,173,795	1,053,782
Investment in affiliated companies-securities other than stock	28,371	17,016
Investments other than seculities	18,909	14,670
Investsment in affiliates	66,150	62,900
Long-term loans receivable	171,627	231,055
Non-current trade receivables	40,860	175,844
Long-term prepaid exepenses	63,472	55,140
Other investments	48,803	40,413
Allowance for doubtful receivables	(51,025)	(178,823)
TOTAL ASSETS	**5,749,317**	**5,099,190**

Item	Amount: As of March 31, 2006	Amount: As of March 31, 2005 (Reference)
LIABILITIES		
	(Millions of Yen)	(Millions of Yen)
Total current liabilities	**1,930,950**	**1,862,686**
Trade notes payable	89,084	89,635
Trade accounts payable	889,548	873,924
Short-term borrowings	176,407	263,691
Commercial paper	245,000	150,000
Current portion of bonds	-	33,638
Accounts payable-other	138,961	108,970
Income taxes payable	25,653	1,491
Accrued expenses	43,113	38,329
Advances from customers	158,544	163,433
Deposit liabilities	40,557	34,070
Other current liabilities	124,078	105,500
Long-term liabilities	**2,407,722**	**2,312,729**
Long-term borrowings	1,370,791	1,307,057
Bonds	732,925	865,000
Accrued pension and severance liabilities	15,429	19,685
Retirement allowances for directors and corporate auditors	7,210	7,629
Provision for special repairs	783	660
Deferred tax liabilities-non-current	270,367	103,935
Other long-term liabilities	10,216	8,761
TOTAL LIABILITIES	**4,338,673**	**4,175,415**
SHAREHOLDERS' EQUITY		
Capital stock	**197,817**	**126,705**
Common stock	197,817	126,705
Capital surplus	**207,549**	**136,435**
Additional paid-in capital	207,533	136,421
Other Capital Surplus	16	13
Gain on Disposal of Treasury Stock	16	13
Retained earnings	**486,483**	**385,352**
Retained earnings appropriated for legal reserve	31,652	31,652
Reserve	314,367	288,889
Reserve for deferred gain on sales of property	9,816	14,615
Reserve for overseas investment losses	3,491	11,314
General reserve	301,060	262,960
Unappropriated retained earnings	140,463	64,810
Net unrealized gain on other securities	**519,782**	**276,203**
Treasury stock	**(988)**	**(922)**
TOTAL SHAREHOLDERS' EQUITY	**1,410,644**	**923,774**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**5,749,317**	**5,099,190**

(Figures less than one million yen are rounded down)

Non-Consolidated Statements of Income

Item	Fiscal 2006 (Year Ended March 31, 2006)		Fiscal 2005 (Reference) (Year Ended March 31, 2005)	
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
ORDINARY INCOME				
Operating income				
Net sales		11,078,516		9,961,909
Cost of sales		10,887,692		9,764,202
Gross profit		190,824		197,706
Selling, general and administrative expenses		182,819		176,550
Operating income (loss)		**8,004**		**21,155**
Non-operating income				
Non-operating income		212,597		121,144
Interest income	14,614		13,148	
Dividends	168,707		85,055	
Other income	29,275		22,940	
Non-operating expenses		27,576		32,010
Interest expense	15,470		11,101	
Other expenses	12,105		20,908	
Ordinary income		**193,025**		**110,289**
SPECIAL GAIN & LOSS				
Special gain		**30,524**		**83,912**
Gain on sales of investment securities	27,401		22,614	
Gain on sales of fixed assets	3,122		39,601	
Gain on transfer of substitutional portion of employee's pension fund	-		19,358	
Other special gains	-		2,338	
Special loss		**21,743**		**119,475**
Loss on sales of investment securities	2,727		5,314	
Loss on sales of fixed assets	346		2,420	
Write-down of investment securities	11,351		43,390	
Provision for doubtful receivables from affiliates	6,946		59,156	
Provision for directors' and corporate auditors' retirement allowance	-		8,672	
Impairment loss on fixed assets	371		521	
Income before income taxes		**201,806**		**74,726**
Income taxes-current		16,343		1,366
Prior year income taxes		31,990		-
Income taxes-deferred		11,642		7,249
Net income		**141,831**		**66,111**
Unappropriated retained earnings-at the beginning of the year		20,381		8,096
Interim dividends		21,750		9,397
Unappropriated retained earnings-at the end of the year		**140,463**		**64,810**

(Figures less than one million yen are rounded down)

Significant Accounting Policies (For the year ended March 31, 2006)

1. Inventories

Inventories are stated at the lower of cost (based on the moving-average method or specific identification method) or market.

2. Securities

Securities are measured as follows:

Trading securities; At fair value (The cost of securities sold is determined based on the moving-average method)

Held-to-maturity securities; At amortized cost

Securities issued by subsidiaries and affiliates ;At cost (The cost of securities sold is determined based on the moving-average method)

Other securities

Marketable securities; At fair value as determined by the market value at the end of the fiscal year. (Net unrealized gain or loss is recorded in shareholders' equity. The cost of securities sold is determined based on the moving-average method.)

Non-marketable securities; At cost, based on the moving-average method.

3. Derivatives

Derivatives are measured at fair value.

The Company uses derivative financial instruments to manage its exposures to fluctuations in foreign exchange rates, interest rates and commodity prices. For those derivatives that qualify for hedge accounting, gains or losses on derivatives are deferred until maturity of the hedged items.

4. Depreciation

Depreciation of property and equipment is computed under the declining-balance method.

However, buildings (excluding fixtures) acquired after March 31, 1998 are depreciated under the straight-line method.

Intangible fixed assets are amortized under the straight-line method. Development costs of software for internal use are amortized under the straight-line method based on an estimated useful life of 5 years.

Mineral rights are amortized using the unit-of-production method based on the estimated proven or probable reserves.

5. Allowance for Doubtful Receivables

The allowance for doubtful receivables is stated in amounts considered to be appropriate based on the Company's past credit loss experience and evaluation of potential losses in the receivables outstanding.

6. Accrued Pension and Severance Liabilities

Accrued pension and severance liabilities are accounted for based on projected benefit obligations and plan assets at the balance sheet date. Unrecognized net actuarial loss is amortized under the straight-line method over the average remaining service period for the employees in service, from the following fiscal year. Furthermore, prior service costs are amortized using the straight-line method over the average remaining service period for employees.

7. Retirement Allowance for Directors and Corporate Auditors

Retirement allowances to directors, corporate auditors and senior vice presidents (except "Riji") are provided at the amount of estimated retirement benefits to be paid at the end of the fiscal year based on calculation formulas in the bylaws.

8. Leases

All finance leases are accounted for as operating leases, except for those which, under the terms of the lease, the ownership of the leased property is transferred to the lessee.

9. Consumption Tax and Similar Local Tax

Consumption tax and similar local tax are excluded from income and expenses.

Notes to Non-consolidated Balance Sheet (As of March 31, 2006)

1. Due from subsidiaries and affiliated companies: Short-term ¥601,119 million
   Long-term ¥132,167 million
   Due to subsidiaries and affiliated companies: Short-term ¥184,528 million
   Long-term ¥558 million
2. Accumulated depreciation for property and equipment: ¥75,481 million
3. In addition to fixed assets shown on the balance sheet, the Company uses leased office equipment, including personal computers, extensively.
4. Assets pledged as collateral ¥74,798 million
5. Guarantee obligation ¥971,457 million
   Trades notes discounted ¥59,240 million
6. Litigation
   The Company was named as a defendant in a lawsuit by UCAR International Inc. ("UCAR," now known as GrafTech International Ltd.), a graphite electrode manufacturer, in connection with the sales and marketing of graphite electrodes. In this case, UCAR had been seeking damages in the amount of $406 million and other unspecified damages, plus interest. The dismissal of the case by the U.S. Federal Court became final in fiscal 2006.

   The Company is also a defendant in several lawsuits brought by users of artificial graphite electrodes in the U.S. and Canada. Most of the lawsuits have been resolved between the parties, while a few of them remain active. In the opinion of management, the liability of the Company, if any, when ultimately determined from the progress of the litigations will not have a materially adverse effect on the operating results or financial position of the Company.
7. Under Sub-paragraph 3 of Article 124 of the enforcement regulations of the Commercial Code of Japan, the application of fair value accounting resulted in an increase in net assets of ¥531,631 million.
8. Stock acquisition rights granted as stock options

	FY2001	FY2002
Number of stock acquisition rights	132	945
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	132,000 shares of the Company's common stock	945,000 shares of the Company's common stock
Issue price of stock acquisition rights	Issued in gratis	Issued in gratis
Price per share due upon exercise of stock acquisition rights (Exercise Price)	¥903	¥1,002
Exercise period	From June 30, 2002 through June 29, 2010	From June 29, 2003 through June 28, 2011

9. "Retirement allowances for directors and corporate auditors" and "provision for special repairs" are provided for as prescribed by Article 43 of the enforcement regulations of the Commercial Code of Japan.
10. Retirement Benefits

1) Outline of the Retirement Benefit Plans

The Company has a corporate pension fund based on the Defined Benefit Pension Plan Law and a qualified non-contributory pension fund. The Company also has an early retirement program for employees over the age of 49 with at least 15 years of service.

Moreover, the Company has established an employee retirement benefit trust.

2) Retirement Benefit Obligations

Projected benefit obligations (Note 2)	(¥320,209) million
Plan assets	¥415,705
Plan assets in excess of projected benefit obligations	¥95,496

Unrecognized net actuarial loss	(¥29,494)
Unrecognized prior service cost	¥3,530
Amount recognized on the balance sheet	¥69,533
Prepaid pension cost (Note 1)	¥69,533
Accrued pension and severance liabilities (Note 2)	(¥-)

Notes:

1. At March 31, 2006, the fair value of plan assets exceeded projected benefit obligations less unrecognized net actuarial loss and unrecognized prior service cost. Of the excess contribution, the amount of ¥7,645 million expected to be charged to income within one year is included in "Other current assets" and the remaining ¥61,887 million relating to accounting periods beyond one year is included in "Long-term prepaid expenses."
2. In addition to the above, at March 31, 2006, the Company recognized accrued pension and severance liabilities of ¥15,429 million for the ¥15,429 million of pension liabilities under the early retirement program for employees.

3) Retirement Benefit Expenses

Service cost (Note 1)	¥5,731 million
Interest cost	¥7,508
Expected return on plan assets	(¥5,146)
Recognized net actuarial loss	¥7,950
Amortization of prior service cost	¥390
Net periodic pension cost	¥16,435

Notes:

1. Excludes employee contributions to corporate pension fund.
2. In addition to pension expense, the Company recorded pension expenses connected with the early retirement program for employees of ¥550 million and additional retirement expenses of ¥267 million, which were included in "Selling, general and administrative expenses," for the fiscal year ended March 31, 2006.

4) Basis for Calculating Projected Benefit Obligations

Method of allocating expected retirement benefit obligations to service periods;

Under the corporate pension fund, the expected retirement obligations are allocated mainly using the benefit/year-of-service method. The benefit obligations under the qualified non-contributory pension plan is allocated on a straight-line basis.

Discount rate;

The discount rate assumed for the corporate pension fund is 2.5%. The discount rate assumed for the qualified non-contributory pension plan is 2.0%.

Expected rate of return on plan assets;

3.0%

Years over which net actuarial losses are amortized;

Amortized under the straight-line method over the average remaining service period for employees, from the following fiscal year.

Years over which prior service cost is amortized;

Amortized under the straight-line method over the average remaining service period for the employees.

11. Income Tax Related

1) Breakdown of the significant components of deferred tax assets and liabilities

Deferred tax assets

Allowance for doubtful receivables	¥6,182 million
Accrued expenses	¥12,883
Write-down of investment securities	¥64,935
Retirement benefit-related expenses	¥8,146
Impairment loss on fixed assets and real estate for sale	¥9,897
Other	¥20,965
Subtotal	¥123,008
Less valuation allowance	(¥6,048)
Total deferred tax assets	¥116,960

Deferred tax liabilities

Reserve for overseas investment losses	(¥1,272) million
Deferred gains on sales of property	(¥6,822)
Net unrealized gain on investment securities	(¥361,204)
Other	(¥4,395)
Subtotal	(¥373,693)
Net deferred tax liabilities	(¥256,733)
Deferred tax assets-current	¥13,634
Deferred tax liabilities - non-current	(¥270,367)

2) Reconciliation of the combined statutory tax rate to the effective income tax rate after giving effect of income tax allocation

Combined statutory tax rate	41.0%
(Adjustments)	
Expenses not deductible for income tax purposes	0.8%
Dividends	(10.4%)
Tax benefits on foreign tax credit	(4.2%)
Reversal of valuation allowance	(7.9%)
Provision for assessment tax *	10.9%
Others	(0.5%)
Effective income tax rate	29.7%

*Represents provisions for assessment tax on transfer price of prior years' transactions between the parent company and affiliated companies in Australia and on prior year's reorganization of the legal structure of certain subsidiaries in Thailand. This includes the effect of the increase in tax benefits on foreign tax credit based on the tax assessment and tax benefits relating to the assessment.

Notes to Non-consolidated Statement of Income (For the year ended on March 31, 2006)

1. Transactions with affiliated companies

Sales	¥1,911,560 million
Purchases	¥1,820,125
Other	¥127,016

2. Prior year income taxes represents provisions for assessment taxes of ¥23,385 million on transfer price of prior years' transactions between the parent company and affiliated companies in Australia and of ¥8,605 million on prior year's reorganization of the legal

structure of certain subsidiaries in Thailand. These amounts reflect the effect of the increase in tax benefits on foreign tax credit based on the tax assessment.

3. Basic net income per share ¥87.07
   Diluted net income per share ¥83.47

Proposed Appropriations of Retained Earnings

Description	Amount (Yen)
Unappropriated retained earnings	140,463,163,070
Reversal of reserve for overseas investment losses	1,230,412,000
Total unappropriated retained earnings	141,693,575,070
APPROPRIATIONS	
Cash dividends: ¥22.0 per share	37,097,461,852
Bonuses to directors	280,000,000
General reserve	74,700,000,000
Total	112,077,461,852
Unappropriated retained earnings carried forward	29,616,113,218

Notes:

1. On December 1, 2005, the Company paid interim dividends of ¥13.0 per share, amounting to ¥21,750,232,673.
2. Regarding the reserve for overseas investment losses, the Company is providing for and reversing this reserve in accordance with regulations prescribed by the Special Taxation Measures Law in Japan.

INDEPENDENT AUDITORS' REPORT (COPY)

May 16, 2006

To the Board of Directors of Mitsubishi Corporation:

(Mitsubishi Shoji Kabushiki Kaisha)

Deloitte Touche Tohmatsu

Designated Partner
Engagement Partner
Certified Public Accountant:

Masahiro Watanabe

Designated Partner
Engagement Partner
Certified Public Accountant:

Shuko Shimoe

Designated Partner
Engagement Partner
Certified Public Accountant:

Michio Fujii

Designated Partner
Engagement Partner
Certified Public Accountant:

Takashi Mine

Pursuant to the first clause of Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of Mitsubishi Corporation (Mitsubishi Shoji Kabushiki Kaisha) for the fiscal year 2006 from April 1, 2005 to March 31, 2006. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth

therein under the Commercial Code of Japan.

A subsequent event concerning the sale of Diamond City Co., Ltd. shares is discussed in the Summary of Operation Results for Mitsubishi Corporation Group in the 1. Review of Operations section of the business report.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

AUDIT REPORT OF THE BOARD OF CORPORATE AUDITORS (COPY)

Having received from each of the Corporate Auditors reports on auditing methods and results of audits concerning the conduct of the Directors in the execution of their duties during the Company's fiscal year 2006 (from April 1, 2005 to March 31, 2006), and having conferred on such matters and having agreed and resolved unanimously, the Board of Corporate Auditors submits its report as follows:

1. In order to examine the accounts, we received the audit plan and an explanation on policies from the independent auditor, Deloitte Touche Tohmatsu, and requested progress reports from time to time or attended auditing sessions, and as a result, we confirm that the auditing method employed by the independent auditor and the results therefrom are appropriate and adequate.
2. In our examination of the performance of duties other than those relating to accounts, according to the auditing policies and other guidelines established by the Board of Corporate Auditors, each Corporate Auditor attended the meetings of the Board of Directors and various other management committees, requested business reports from Directors and others from time to time, inspected important documents, inspected the conduct of business and the assets at the Head Office and main offices, and also requested business reports from subsidiaries when deemed necessary.

As a result of these activities, we certify that:

(a) the business report (excluding those parts relating to accounts) presents the Company's situation correctly in accordance with laws and ordinances and the Articles of Incorporation of the Company;

(b) there is nothing which should be pointed out in light of the Company's assets or other factors with respect to the proposed appropriations of retained earnings;

(c) the supplementary schedules (excluding those parts relating to accounts) present correctly all information which should be listed thereon and there is nothing to point out regarding such schedules;

(d) on the part of Directors, no improper behavior in the conduct of their duties, including those relating to subsidiaries, and no grave instances of violations of either applicable laws or ordinances or the Articles of Incorporation of the Company have been detected.

With respect to the engagement by a Director in transactions competing with the Company; the engagement by a Director in transactions with the Company that represent a conflict of interest; donations, grants and any other gratuitous payments made by the Company to any person or entity; non-customary transactions with subsidiaries or shareholders of the Company; and the Company's acquisitions and dispositions of its own shares, we inspected relevant documents and made detailed investigations of such transactions as we deemed necessary, in addition to the examination referred to in item 2. above. We did not find any cases of non-performance of duty by Directors with respect to such matters.

May 17, 2006

Mitsubishi Corporation Board of Corporate Auditors

Yuzo Shinkai
Senior Corporate Auditor (full time)

Shigemitsu Miki
Corporate Auditor

Kokei Higuchi
Corporate Auditor

Shigeru Nakajima
Corporate Auditor

Kiyoshi Fujimura
Corporate Auditor (full time)

Note: Messrs. Shigemitsu Miki, Kokei Higuchi and Shigeru Nakajima, Corporate Auditors, fulfill the conditions for Outside Corporate Auditors as provided for in the former Paragraph 1, Article 18 of the Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha).